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TABLE OF CONTENTS
URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 13, 2006

Registration No. 333-133960

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
(Pre-Effective Amendment No. 1)
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

URANIUM RESOURCES, INC.
(Name of issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	1094 (Primary Standard Industrial Classification Code No.)	75-2212772 (IRS Employer Identification No.)
650 South Edmonds, Suite 108, Lewisville, TX 75607 972-219-3330 (Address and telephone number of principal executive office and principal place of business)
THOMAS H. EHRLICH 650 South Edmonds, Suite 108 Lewisville, TX 75607 972-219-3330 (Name, Address and Telephone Number of Agent for Service)

Copies to:
ALFRED C. CHIDESTER
Baker & Hostetler LLP
303 East 17th Avenue, Suite 1100
Denver, Colorado 80203
Phone No.: 303-764-4091
Fax No.: 303-861-2307

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.001 per share	10,506,316	$7.00	$73,544,212	$7,869.23

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, there are included in this registration such additional number of shares of Common Stock that may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transaction.

(2)
The proposed maximum offering price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended. The proposed maximum aggregate offering price is based upon the proposed maximum offering price per share multiplied by the respective total number of shares of Common Stock to be registered.

(3)
Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included herein also relates to 6,217,899 shares of Common Stock included in the Registration Statement on Form SB-2, File No. 333-127745; 833,333 shares included on Form SB-2, File No. 333-125106 and 183,045 shares included on Form SB-2, File No. 333-117653. The filing fees in connection with the Registration Statements referenced herein were previously paid at the time of filing, based on the then applicable fees. This Registration Statement, upon effectiveness, constitutes a Post-Effective Amendment to the referenced registration statements File No. 333-127745, File No. 333-125106 and File No. 333-117653 in accordance with Rule 429. The number of new shares being registered herein is 10,506,316.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

16,895,994 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

        This Prospectus relates to the resale of up to 16,895,994 shares of the Company's Common Stock, par value $0.001 per share, that may be offered and sold, from time to time, by the Selling Stockholders identified in this Prospectus.

        The offering price for shares sold by Selling Stockholders will be negotiated through private transactions or will be at the prevailing market price as quoted on any exchanges on which the Company's shares are traded at the time of sale. Selling Stockholders may sell their shares directly or through agents or broker-dealers acting as agents on behalf of such Selling Stockholders. The Selling Stockholders may engage brokers, dealers or agents, who may receive commissions or discounts from the Selling Stockholders.

        Uranium Resources will not receive any of the proceeds from sales of shares by Selling Stockholders. Uranium Resources will pay substantially all the expenses incident to the registration of the shares, except for sales commissions and other expenses of Selling Stockholders applicable to sales of their respective shares.

        Uranium Resources' Common Stock is not currently listed on any national securities exchange or the NASDAQ Stock Market. Uranium Resources' Common Stock is quoted on the Over the Counter Bulletin Board ("OTCBB") under the symbol URRE. On June 28, 2006, the last reported sales price of Uranium Resources' Common Stock was $5.18 per share.

        Before you make your investment decision, please read carefully the "Cautionary Statements" section, incorporated by reference herein, where specific risks associated with these securities are described.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Our mailing address and telephone number is as follows:

Uranium Resources, Inc.
650 South Edmonds, Suite 108
Lewisville, TX, 75067
972-219-3330

The date of this Prospectus is July     , 2006

        You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This Prospectus may only be used where it is legal to sell these securities. The information in this Prospectus may only be accurate on the date of this Prospectus.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, heretofore filed by the Company with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 are hereby incorporated by reference, except as superseded or modified herein. The following documents can be accessed through the Company's web site at www.uraniumresources.com.

        1.     The Company's Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2005.

        2.     The Company's Quarterly Report on Form 10-Q, filed May 15, 2006

        3.     The Company's definitive proxy statement filed May 2, 2006, as amended.

        4.     The Company's Current Report on Form 8-K, filed January 9, 2006.

        5.     The Company's Current Report on Form 8-K, filed February 23, 2006.

        6.     The Company's Current Report on Form 8-K, filed April 6, 2006.

        7.     The Company's Current Report on Form 8-K, filed April 11, 2006.

        8.     The Company's Current Report on Form 8-K, filed April 24, 2006.

        9.     The Company's Current Report on Form 8-K, filed June 8, 2006.

        10.   The Company's Current Report on Form 8-K, filed May 17, 2006.

        The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Thomas H. Ehrlich, Vice President and Chief Financial Officer, Uranium Resources, Inc., at the Company's principal executive offices located at 650 South Edmonds, Suite 108, Lewisville, TX 75067. Telephone requests may be directed to Mr. Ehrlich at 972-219-3330. The Company's Web site address is www.uraniumresources.com.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and any financial data incorporated herein by reference to the Company's reports filed with the Securities and Exchange Commission under the Securities Act of 1934. Except for historical information contained in this prospectus, the matters discussed herein contain forward-looking statements, made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including the management's expectations regarding the Company's reserves and mineralized uranium materials, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico and planned dates for commencement of production at such properties. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from management's expectations. Key factors impacting current and future operations of the Company include the spot price of uranium, weather conditions, operating conditions at the Company's mining projects, government regulation of the mining industry and the nuclear power industry, the world-wide supply and demand of uranium, availability of capital, timely receipt of mining and other permits from regulatory agencies and other matters indicated in "Cautionary Statement," found in the Company's Annual Report, incorporated herein by reference.

Our Company

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        From 1988 through 1999 we produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita. In 1999 we shut-in our production because of depressed uranium prices. With the improvement in uranium prices, we commenced mining at our Vasquez property in South Texas and began production in the fourth quarter of 2004. From start-up to June 2006 we sold 473,000 pounds of uranium produced from our Vasquez property. In April 2006 we started production on our Kingsville Dome properties in South Texas.

        As of April 28, 2006, we had 51,615,462 shares of Common Stock outstanding. On that date, there were 228 holders of record.

        As of December 31, 2005, we had 73 employees, including five geologists, nine engineers and two certified public accountants. We have field offices at Kingsville Dome, Vasquez, Rosita and Crownpoint, New Mexico.

The Offering

Trading Symbol	URRE
Common Stock Outstanding:	51,615,462 shares of Common Stock.
Common Stock Offered by Selling Stockholders	16,895,994 shares of Common Stock. This represents 32.7% of the total outstanding shares of Company Common Stock.
Use of Proceeds
We will not receive any of the proceeds from sales of shares of Common Stock registered hereunder. We will pay substantially all the expenses incident to the registration of such shares, except for sales commissions and other expenses of Selling Stockholders.
Registration Rights	The Company agreed to register the shares of common stock subject to this Prospectus pursuant to various contractual arrangements with the Selling Stockholders.

SELECTED FINANCIAL DATA

        The following tables provide selected financial and operating data for each of the fiscal years in the five-year period ended December 31, 2005. The selected financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Company's financial statements and related notes included elsewhere in this Prospectus. The following data has not been restated to give effect to the 1 for 4 reverse split effective April 11, 2006. Historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
		(Restated)	(Restated)
	(In thousands except per share and per pound amounts)
Uranium sales	$4,865	$1,009	$—	$—	$—
Cost of sales—operations	6,299	1,768	797	1,159	2,163
Unrealized loss on derivatives	30,975	13,112	2,734	—
Writedown of uranium properties and other uranium assets	0	46	340	515	475

Total cost of uranium sales	37,274	14,926	3,872	1,674	2,638

Loss from operations before corporate expenses	(32,409)	(13,917)	(3,872)	(1,674)	(2,638)
Corporate expenses	3,209	2,006	884	1,202	1,206

Loss from operations	(35,618)	(15,923)	(4,755)	(2,876)	(3,844)

Interest and other, net	531	58	244	18	56
Loss before accounting change	(35,087)	(15,865)	(4,511)	(2,858)	(3,788)
Cumulative effect of accounting change	—	—	1,447	—	—

Net loss	$(35,087)	$(15,865)	$(3,064)	$(2,858)	$(3,788)

Loss per common share before cumulative effect of accounting change:
Basic	$(0.24)	$(0.14)	$(0.06)	$(0.05)	$(0.09)
Diluted	$(0.24)	$(0.14)	$(0.06)	$(0.05)	$(0.09)
Cumulative effect of accounting change per common share:
Basic	$—	$—	$0.02	$—	$—
Diluted	$—	$—	$0.02	$—	$—
Net loss per common share:

Basic	$(0.24)	$(0.14)	$(0.04)	$(0.05)	$(0.09)

Diluted	$(0.24)	$(0.14)	$(0.04)	$(0.05)	$(0.09)

Weighted average common stock and equivalents outstanding:
Basic	146,578	114,901	72,774	57,684	41,839
Diluted	146,578	114,901	72,774	57,684	41,839
CONSOLIDATED OPERATING AND OTHER DATA
Cash provided by (used in) operations	$(1,722)	$(2,541)	$(1,952)	$(1,342)	$(2,713)
Capital expenditures and investing activities	(6,364)	(4,777)	655	(534)	965
Financing activites	13,670	7,277	581	2,352	2,085

Net increase (decrease) in cash and equivalents	$5,584	$(41)	$(716)	$476	$337

Pounds of uranium produced	310	76	—	—	—
Pounds of uranium delivered	271	72	—	—	—
Average sales price per pound	$17.95	$13.95	—	—	—
Average cost of produced pounds sold	$20.32	$11.76	—	—	—
Royalties/commissions per pound sold	$1.31	$0.94	—	—	—

CONSOLIDATED BALANCE SHEET DATA

	At December 31,
	2005	2004	2003	2002	2001
	(In thousands)
Cash and cash equivalents	$5,853	$269	$310	$1,025	$549
Working capital	(16,370)	(6,443)	115	(166)	232
Net property, plant and equipment	8,689	4,308	684	716	708
Total assets	17,913	6,592	1,499	3,222	2,779
Unrealized loss on derivatives	46,821	15,846	2,734	—	—
Total debt	626	585	585	585	585
Total liabilities	53,903	21,884	8,299	7,539	6,602
Total shareholders' equity (deficit)	$(35,990)	$(15,293)	$(6,800)	$(4,317)	$(3,823)

SUPPLEMENTARY FINANCIAL DATA
(UNAUDITED)

Supplementary Financial Data Table

	For the Quarter Ended(1)
	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004
	(Amounts in Thousands)
Uranium sales	$835	$1,263	$1,060	$1,706	$1,009	$—	$—	$—
Loss from operations	(21,115)	(2,051)	(10,077)	(2,376)	(1,704)	(4,499)	(2,436)	(7,284)
Net loss	(20,629)	(2,018)	(10,082)	(2,358)	(1,706)	(4,494)	(2,431)	(7,234)
Net loss per common share:
Basic	$(0.14)	$(0.01)	$(0.07)	$(0.02)	$(.01)	$(0.04)	$(0.02)	$(0.08)
Diluted	$(0.14)	$(0.01)	$(0.07)	$(0.02)	$(.01)	$(0.04)	$(0.02)	$(0.08)

(1)
Unaudited quarterly results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Uranium Price Volatility

        The Company is subject to market risk related to the market price of uranium. The Company's cash flow has historically been dependent on the price of uranium, which is determined primarily by global supply and demand, relative to the Company's costs of production. Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Company's control, including the demand for nuclear power, political and economic conditions, and governmental legislation in uranium producing and consuming countries and production levels and costs of production of other producing companies.

        The spot market price for uranium has demonstrated a large range since January 2001. Prices have risen from $7.10 per pound at January 2001 to a high of $45.50 per pound as of July 3, 2006.

Derivative Financial Instruments

        The Company has determined that its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and as of December 31, 2003, 2004 and 2005, are recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur. Such changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

        The Company amended these contracts in March 2006. The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production. The Company has determined that the terms of the amended contracts substantially eliminate their qualification as derivatives and therefore, with the exception of the delivery of approximately 21,000 pounds under the UG contract, are not required to be valued at fair value.

        Management applies significant judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding uranium prices and market volatilities. Future factors, such as changes in uranium market price, changes in pricing and delivery terms and the physical delivery of produced uranium under the contracts, among others, may impact the amount of the liability. Variations in these factors could materially affect amounts credited or charged to operations to reflect the changes in fair market value of derivatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward Looking Statements

        This Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements." These statements include, without limitation, statements relating to liquidity, financing of operations, continued volatility of uranium prices and other matters. The words "believes," "expects," "projects," "targets," "estimates" or similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information. Readers are cautioned that such forward-looking statements should be read in conjunction with our disclosures under the heading: "Cautionary Statements," found in the Company's Annual Report, incorporated herein by reference.

RESTATEMENT OF FINANCIAL STATEMENTS

        The financial statements for the year ended December 31, 2004 and 2003 and the three-month period ended March 31, 2005 have been restated to give effect for fair value accounting of certain uranium sales contracts under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of such date, to record these contracts at fair value.

Financial Condition and Results of Operations

  Comparison of Quarters Ended March 31, 2006 and 2005

        Production and Sales.    In the first quarter of 2006 we produced 55,378 pounds from our Vasquez property and sold 65,615 pounds compared to production from Vasquez of 92,830 and sales of 83,280 pounds in the first quarter of 2005. In the first quarter of 2006 we had revenues of $1.1 million ($16.29 per pound) and $1.7 million ($20.49 per pound) in the first quarter of 2005. First quarter 2005 revenues included $253,000 from the renegotiation of the contract price of sales made in 2004.

        Operating Expenses.    Operating expenses and related royalties and commissions for Vasquez production sold in the first quarter of 2006 totaled $1.6 million and we incurred $19,000 of stand-by costs at the Rosita project that was charged to operations. Operating expenses and related royalties and commissions for Vasquez production sold in the first quarter of 2005 totaled $743,000; and we incurred $21,000 of stand-by costs at the Rosita project that was charged to operations.

        Depreciation and Depletion.    In the first quarter of 2006 we incurred $617,000 of depreciation and depletion cost for sales of our Vasquez production compared to $290,000 in the first quarter of 2005.

        Cost of Goods Sold.    Our average cost of pounds sold was $32.33 in the first quarter of 2006 compared to $10.96 in the first quarter of 2005. The cost of pounds sold includes operating expenses and depreciation and depletion. The cost for the first quarter of 2006 also includes $570,000 ($17.46 per pound) from a lower of cost or market adjustment for 32,600 pounds in inventory at March 31, 2006. There was no such inventory adjustment during the first quarter of 2005. Excluded from such costs for the first quarter of 2006 are $760,000 ($17.74 per pound) from a lower of cost or market adjustment made in December 2005 for 42,900 pounds in inventory at that date that were sold in the first quarter of 2006. There was no such lower of cost or market adjustment at year end 2004.

        Accretion and Amortization of Future Restoration Costs.    Accretion and amortization of future restoration costs in the first quarters of 2006 and 2005 totaled $133,000 and $75,000, respectively.

        General and Administrative Charges.    We incurred general and administrative charges and corporate depreciation of $963,000 in the first quarter of 2006 and $523,000 for the same period in 2005. The increase in these charges in 2006 resulted primarily from non-cash stock compensation expense, legal and other costs involved in the restructuring of our uranium sales contracts, insurance and personnel costs.

        Net Earnings and Losses.    For the first quarter ended March 31, 2006 and 2005, we had net earnings of $32.1 million and a net loss of $2.4 million respectively. The earnings in 2006 included a non-cash gain on derivatives of $34.3 million and other income of $170,000 from an agreement to update the feasibility study related to our Churchrock project in New Mexico funded by our partner. The loss in 2005 included a non-cash loss on derivatives of $2.4 million.

        Cash Flow.    As of March 31, 2006 we have a cash balance of approximately $466,000 compared to $660,000 at the same date in 2005.

        In the first quarter of 2006, we had a negative cash flow from operations of ($290,000) and used $5.1 million in investing activities primarily for production start-up capital at Kingsville Dome of $3.3 million, additional wellfield development at Vasquez and other plant and equipment additions of $1.4 million. In the first quarter of 2005, we generated cash flow from operations of $755,000, primarily from sales of 83,280 pounds of uranium from our Vasquez project. We also raised $600,000 in financing activities from the issuance of one year notes.

        Our uses of cash in the first quarter of 2005 were made primarily on expenditures for property, plant and equipment at Vasquez of $688,000, additions to Kingsville Dome of $117,000 and other property additions in Texas and New Mexico of $133,000.

  Liquidity—Cash Sources and Uses for 2006

        In April 2006 we raised $50 million by a sale of 10,200,307 shares of Common Stock at $4.90 per share in a private placement to selected accredited investors. In addition to the foregoing proceeds, the Company had $5.9 million in cash on hand at December 31, 2005 and projects $22 to $23 million of revenues from uranium sales in 2006 from of our Vasquez and Kingsville Dome production (assuming the current market price for uranium sales held constant for the year).

        In addition to the $12 million paid to UG, we expect to use $10.6 million for ongoing Vasquez new wellfield development and related activities (including financial surety requirements of $1.8 million); $9.6 million for development and production activities to start-up production at Kingsville Dome (including financial surety requirements of $1.4 million); $8.3 million for refurbishment and expansion of the Rosita production plant and for Rosita wellfield development and production start-up; $.8 million for land acquisition and holding costs for our Texas and New Mexico properties; $.7 million for groundwater restoration at our Kingsville Dome and Rosita projects; $2.1 million for equipment and South Texas working capital; $6.5 million to cover working capital deficits; and the balance for exploration, development and permitting in South Texas and further development of our South Texas and New Mexico properties.

        We expect total production for 2006 to be approximately 670,000 pounds, 80,000 pounds lower than our May 2006 estimate. During the first six months of 2006, we produced approximately 114,000 pounds. At our Vasquez property we have experienced permitting delays and delays in the drilling of new wellfields because of a shortage of drill rigs. At our Kingsville Dome property start up problems resulted in production coming on slower in the second quarter than originally projected, and torrential rain forced a temporary shutdown of production. We expect some of the problems to continue through July, resulting in lower than anticipated production through July. We expect our production to gradually increase beginning in August. Because of lower than anticipated production during the second quarter, our average production costs were higher than we originally projected. However, if we are able to achieve our estimated production for the year, our average production costs should be only slightly higher that we originally anticipated. We expect to have positive cash flow from operations in the fourth quarter of 2006.

Comparison of Twelve Months Ended December 31, 2005, 2004 and 2003

        Production and Sales.    In 2005, we sold 271,000 pounds of Vasquez production, resulting in revenues of $4.865 million (including $253,000 from the renegotiation of the contract price of sales that were made in the fourth quarter of 2004). We sold 72,350 pounds in 2004 (having commenced production in October of that year) and had revenues of $1.009 million. There were no uranium sales in 2003.

        Net Losses.    During 2005, we had a net loss of $35.0 million compared to a net loss of $15.9 million for the corresponding period of 2004. These losses included non-cash unrealized losses on derivatives of $30.9 million and $13.1 million, respectively. Our next loss in 2003, totaled $3.1 million and included $2.7 million in non-cash unrealized losses on derivatives.

        Operating Expenses.    During 2005, operating expenses and related royalties and commissions for Vasquez production sold was $3.702 million. We incurred $73,000 of stand-by costs at the Rosita project that was charged to operations and a lower of cost or market adjustment of $515,000 was charged to operations in December 2005. The cost of sales and related royalties and commissions for Vasquez production sold in 2004 totaled $919,000; and we incurred $607,000 of pre-production and stand-by costs at the Vasquez, Kingsville Dome and Rosita projects that were charged to operations in 2004. In 2003, there were no cost of sales related to production sold during the year, but we did incur $491,000 of stand-by costs that were charged to operations during 2003.

        Depreciation and Depletion.    During 2005, we incurred depreciation and depletion expense attributable to our Vasquez production of $1.399 million. We incurred $16,000 of stand-by depreciation cost for the Kingsville Dome and Rosita projects and a lower of cost or market adjustment of $245,000 was charged to operations in December 2005. In 2004, we incurred depreciation related to Vasquez production and for stand-by activities of $224,000 and $39,000, respectively. In 2003, we incurred depreciation related to stand-by activities of $29,000.

        Accretion and Amortization of Future Restoration Costs.    During 2005, the accretion and amortization of future restoration costs was $348,000. In 2004 and 2003, these expenses were $242,000 and $338,000 respectively.

        General and Administrative Charges.    In 2005, general and administrative charges and corporate depreciation were $3,209,339. In 2004, these expenses were $1,999,000. The increase in these charges in 2005 resulted primarily from stock compensation expense of $582,000 incurred in the second and fourth quarters of 2005 (see Note 9. "Stock Based Compensation") and increased personnel costs related to Vasquez, increases in insurance premiums and legal fees. We incurred general and administrative charges and corporate depreciation in 2003 of $884,000. The increase in 2004 over 2003 resulted primarily from increases in activities required to commence Vasquez production in 2004.

        Cash Sources and Uses.    In 2005 we had a negative cash flow from operations of $1.7 million. We spent $6.4 million in investing activities, and we raised $13.7 million from financing activities. Our net cash flow for 2005 was $5.6 million. In 2005 we spent $3.9 million at Vasquez for property, plant and equipment, $889,000 at Kingsville Dome and $1.5 million for other property additions in Texas and New Mexico. We also increased by $56,000 our restricted cash used to collateralize letters of credit pledged to secure our reclamation obligations.

        In 2004 we had a negative cash flow from operations of $2.5 million. We spent $4.8 million in investing activities, and we raised $7.3 million from financing activities. In 2004 we spent $2.7 million at

Vasquez for property, plant and equipment, $905,000 at Kingsville Dome and $316,000 for other property additions in Texas and New Mexico. We also increased by $831,000 our restricted cash used to collateralize letters of credit pledged to secure our reclamation obligations.

        In 2003, our primary sources of cash flow were from the issuance of approximately 12.5 million shares of our common stock, which contributed $581,000 of cash flow and the reduction in monies held in long-term certificates that collateralized our financial surety obligations of approximately $996,000 during the year.

        Uses of cash in 2003 were primarily for cash used in operations and other working capital needs of $829,000 and $1.1 million, respectively and expenditures for property, plant and equipment at our Texas and New Mexico projects of $341,000.

Selected Production, Price and Cost of Uranium Sold Data
for the years ended December 31, 2005 and 2004 and 2003.

	December 31,
	2005	2004	2003
Pounds of uranium produced	310,044	76,186	—
Pounds of uranium sold	271,000	72,350	—
Average sales price per pound(1)	$17.95	$13.95	—
Cost of produced pounds sold(2)(3)	$20.32	$11.76	—
Royalties/commissions per pound	$1.31	$0.94	—

(1)
Average sales price per pound in 2005 includes approximately $253,000 in revenue recorded in 2005 related to the renegotiation of the contract prices completed in the first quarter of 2005 for pounds that were sold in 2004.

(2)
The cost per pound excludes standby costs incurred in of $73,000 in 2005 and standby costs of $440,000 and pre-production operational costs at Vasquez of $167,000 in 2004. Such standby and pre-production costs were charged to operating expense in 2004. It also excludes any amortization of $2.7 million of Vasquez costs capitalized in prior periods and written off prior to 2004.

(3)
The cost per pound of produced pounds sold in 2005 includes plant and wellfield operations costs ($12.35), depreciation and depletion of capital costs ($5.16) and a lower of cost or market ("LCM") adjustment to uranium inventory at December 31, 2005 ($2.81). The LCM adjustment was comprised of $1.90 per pound of operating costs and $0.91 per pound of depreciation and depletion costs. Cost of produced pounds sold in 2004 includes plant and wellfield operations costs ($8.50) and depreciation and depletion of capital costs ($3.26). The estimated future costs of restoring the groundwater and the reclamation and decommissioning of surface facilities ($1.20/lb.) are treated as a period cost and are not included herein as a cost of production.

Contingent Liabilities—Off Balance Sheet Arrangements

        In April 2006, the Company completed the sale of 10,200,307 shares of its Common Stock at $4.90 per share to accredited investors resulting in gross proceeds of approximately $50 million before expenses of the offering. The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares. Such shares are subject to certain resale registration rights that include penalties (1% per month) in the event registration statement does not become effective in a timely manner or if the registration statement fails to remain effective.

        The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has bank

Letters of Credit (the "L/C's) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). L/C's for $1.1 million and $944,000 were issued at March 31, 2006 and December 31, 2005, respectively, such L/C's are collateralized in their entirety by certificates of deposit.

        Performance bonds totaling $2,835,000 were issued for the benefit of the Company at March 31, 2006 and December 31, 2005. USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,491,000 at March 31, 2006 and December 31, 2005, respectively. In the event that USF&G is required to perform under its bonds or the bonds are called by the state agencies, the Company would be obligated to pay any expenditure in excess of the collateral.

Critical Accounting Policies

        Our significant accounting policies are described in Note 2 to the consolidated financial statements on page F-21 of this prospectus. We believe our most critical accounting policies involve those requiring the use of significant estimates and assumptions in determining values or projecting future costs.

        Specifically regarding our uranium properties, significant estimates were utilized in determining the carrying value of these assets. These assets have been recorded at their estimated net realizable value for impairment purposes on a liquidation basis, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding our reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs to complete the groundwater restoration and surface reclamation at our mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

        Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

        The accounts of the Company are maintained in United States dollars. All dollar amounts in the financial statements are stated in United States dollars except where indicated.

Impact of Recent Accounting Pronouncements

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Company assesses impairment on the projected mine life of each project utilizing existing technology. The release, which was effective for business combinations and impairment testing after March 31, 2004, did not have a significant impact on the Company's consolidated financial results.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material ("spoilage") and requires such costs to be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead costs be based on normal capacity. The Statement is effective for years beginning after June 15, 2005, with early adoption permitted. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 153, "Exchange of Nonmonetary Assets an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R) "Share-Based Payments." SFAS No. 123R requires that the cost from all share-based payment transactions, including stock options, be recognized in the financial statements at fair value. SFAS No. 123R is effective for the Company in the first interim period after December 15, 2005. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for a grant of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company adopted the provisions of SFAS No. 123R on January 1, 2006. Compensation expense will be recognized for all newly granted options after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123R, will be recognized ratably over the remaining vesting period. The implementation of SFAS No. 123R expected to result in a non-cash charge against earnings in the first quarter of 2006 of approximately $320,000.

        In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. The EITF 04-6 applies specifically to conventional mining operations (open pit mining), and as a result the company does not believe it is applicable to the Company's in situ recovery mining operations.

LEGAL PROCEEDINGS

Duval County, Texas Proceeding

        In June 2006, the Company, one of its subcontractors, and Richard Van Horn, Senior Vice President—Operations of the Company, were named in indictments in the 229th Judicial District Court of Duval County, Texas, for alleged felony theft arising from the subcontractor's inadvertent use of caliche and water taken from the complaining party's property in connection with the construction of a road over the complaining party's property. This road was being constructed to provide access to the Vasquez property for which an easement had been obtained by the Company from the property owner. The Company made a payment to the complaining party to compensate it for the caliche and water used and in exchange for a general release, which was executed by the complainant on July 30, 2004. The Company does not believe these actions have merit and, in any event, will not have a material financial impact on the Company. The Company intends to vigorously defend the charges on behalf of the Company and Mr. Van Horn.

Kingsville Dome Production Area Authorization 3

        After a hearing held in August 2005, the Texas Commission on Environmental Quality ("TCEQ") voted unanimously February 22, 2006 to renew the Company's disposal well permits, WDW-247 and WDW-248, and to issue Kingsville Dome Production Area Authorization 3 ("PAA 3"). Anyone wishing to challenge PAA 3 was required to file a motion for rehearing by April 10, 2006. Such a motion was filed; however, the motion was automatically overruled by operation of law on May 4, 2006. The time for filing of a petition for judicial review was June 5, 2006. Two such petitions were filed, but neither the Company nor the Company's counsel were served. The Attorney General has answered in defense of the TCEQ Order. The TCEQ is in the process of preparing the administrative record for submission to the court. The TCEQ decision stands until and unless vacated by the court. The Company believes the TCEQ decision is well founded and will intervene with the Attorney General to defend its interests.

EXECUTIVE COMPENSATION

Option Grants in 2005 Fiscal Year

        The following table sets forth information regarding grants of stock options to the executive officers listed in the Summary Compensation Table during 2005.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options granted	Percent of Total Options Granted To Employees in Fiscal Year
Name			Exercise Price
				Expiration Date	5%	10%
William M. McKnight, Jr.	250,000	44.4%	$2.80	09/28/2015	$35,000	$70,000

Compensation Committee Interlocks and Insider Participation

        In August 1994, the Company formed a Compensation Committee to determine the compensation of the executive officers and to set the guidelines for compensation for the employees of the Company. During the fiscal year ended December 31, 2005, the Compensation Committee was comprised of Leland O. Erdahl and George R. Ireland. No member of the Compensation Committee has been or was during the fiscal year ended December 31, 2005, an officer or employee of the Company or any of the Company's subsidiaries. George Ireland is a director of the Company and serves as managing partner of Geologic Resource Fund LP and Geologic Resource Fund Ltd., funds which collectively own 1,533,332 of the Company's shares. No other member of the Compensation Committee during the fiscal year ended December 31, 2005 had any relationship requiring disclosure under the caption "Certain Relationships and Related Transactions." No executive officer of the Company serves or served on the compensation committee of another entity during the fiscal year ended December 31, 2005 and no executive officer of the Company serves or served as a director of another entity who has or had an executive officer serving on the Compensation Committee of the Company.

Compensation Committee Report

        Under rules established by the Securities and Exchange Commission, the Company is required to provide a report explaining the rationale and considerations that lead to fundamental executive compensation decisions. The following report has been prepared to fulfill this requirement.

        The Compensation Committee ("Committee") of the Board of Directors sets and administers the policies that govern the annual compensation and long-term compensation of executive officers of the Company. None of the members of the Committee is currently an employee of the Company. The Committee makes all decisions concerning compensation of all executive officers as defined by the Securities and Exchange Commission and all awards of stock options under the Company's Amended and Restated 1995 Stock Incentive Plan and 2004 Stock Incentive Plan. The Committee's policy is to offer executive officers competitive compensation packages that will permit the Company to attract and retain highly qualified individuals and to motivate and reward such individuals on the basis of the Company's performance.

        At present, the executive compensation package consists of base salary, bonus awards and long-term incentive opportunities in the form of stock options. Executive salaries are reviewed by the Committee on an annual basis and are set for individual executive officers based on subjective evaluations of each individual's performance, the Company's performance and a comparison to base salary ranges for executives in comparable positions at mid-size mining companies in the United States, primarily involved in the mining of precious metals. Within the U.S. uranium mining companies, there are no public companies which the Committee views as comparable in terms of revenues, reserve base and type of operations. Although the mid-size precious metal mining companies are for the most part larger than the Company, the Committee views this group as being comparable to the Company in terms of the administrative, financial and operating skills required of the Company's senior executives. The compensation of the Chief Executive Officer, Mr. Willmott, is determined in the same manner as the compensation of other executive officers as described above. As a result, Mr. Willmott's compensation is largely dependent upon the overall performance of the Company as well as comparison to compensation being paid by comparable companies to their chief executive officers.

        Bonuses may be awarded to executive officers and other employees for their performance. The Committee determines the appropriate level of bonuses based upon the Committee's assessment of each person's contributions to the Company's success in terms of income and use of cash, corporate management and increase in shareholder value.

        Key employees, including executive officers may be granted incentive stock options, pursuant to the Company's Stock Incentive Plans and based upon a review of the Company's performance. Such stock based awards will continue to be an important element of the executive compensation package because they aid in the objective of aligning the officers' interests with those of the stockholders by giving the officers a direct stake in the performance of the Company.

        The Committee recognized that the efforts of the Company's key executives have been, and will continue to be substantial. The Committee further recognized that the difficult market conditions have created uncertainties to its key executives. Therefore, the Committee recommended that the Company enter into Compensation Agreements with each of the Company's key executives to enable the Company to retain its key executives and to allow such key executives to focus on their operating responsibilities.

        In 2005 the Compensation Committee approved a proposal to increase salaries of the Chief Executive Officer and senior executives of the Company by 20% per annum, the first increase in salaries since 1999.

        May 3, 2006

    MEMBERS OF THE COMPENSATION COMMITTEE

    Leland O. Erdahl

    George R. Ireland

STOCK PERFORMANCE CHART

        The following chart compares the yearly changes in total stockholder return on the Company's common stock against four other measures of performance. The comparison is on a cumulative basis for the Company's last five fiscal years. The four other performance measures are the Russell 2000 index, the Nasdaq stock market index, the Dow Jones Wilshire Microcap index and a peer group consisting of Cameco Corp., International Uranium Corp, and US Energy Corp. In each case, we assumed an initial investment of $100 on December 31, 2000 and reinvestment of all dividends. Dates on the following chart represent the last trading day of the indicated fiscal year.

DOLLARS
1600
1400
1200
1000
800
600
400
200
0
12/00
12/01
12/02
12/03
12/04
12/05
URANIUM RESOURCES
RUSSELL 2000
NASDAQ STOCK MARKET (U.S.)
DOW JONES WILSHIRE MICROCAP
PEER GROUP

	Cumulative Total Return
	12/00	12/01	12/02	12/03	12/04	12/05
URANIUM RESOURCES	100.00	300.00	80.00	500.00	1450.00	1320.00
RUSSELL 2000	100.00	102.49	81.49	120.00	142.00	148.46
NASDAQ STOCK MARKET (U.S.)	100.00	79.83	56.74	84.13	91.75	93.75
DOW JONES WILSHIRE MICROCAP	100.00	124.31	113.48	207.89	243.60	246.56
PEER GROUP	100.00	151.81	145.97	296.59	508.53	895.86

CERTAIN RELATIONSHIPS AND OTHER TRANSACTIONS

        On May 13, 2005, the Company issued 833,333 shares of Common Stock and received $1.80 per share, an aggregate of $1,499,999, in a private placement exempt from registration under the Securities Act of 1933, as amended, and Regulation D thereunder. The purchasers were two private investment partnerships managed by George R. Ireland, a director of the Company. Mr. Ireland did not participate in the discussion by or the decision of the Board of Directors approving such issuance.

        On August 12, 2005, the two private investment partnerships participated with other investors in a private placement exempt from registration under the Securities Act of 1933, as amended, and Regulation D thereunder. The Company issued 400,000 shares of Common Stock to the two private investment partnerships and received $2.00 per share; an aggregate of $200,000.

        On April 19, 2006, the two private investment partnerships participated with other investors in a private placement exempt from registration under the Securities Act of 1933, as amended, and Regulation D thereunder. The Company issued 300,000 shares of Common Stock to the two private investment partnerships and received $4.90 per share; an aggregate of $1,470,000.

DESCRIPTION OF SECURITIES

Common Stock

        The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share. As of April 28, 2006, 51,615,462 shares of Common Stock were issued and outstanding, all of which are fully paid and non-assessable. There are no preemptive, subscription, conversion or redemption rights pertaining to the Company's Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of Common Stock be issued. Holders of the Company's Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore and to share ratably in the assets of the Company upon liquidation.

        Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Matters to be voted upon by the holders of Common Stock require the affirmative vote of a majority of the shares present at the stockholders meeting.

        Uranium Resources' Common Stock is not currently listed on any national securities exchange or the NASDAQ Stock Market. Uranium Resources' Common Stock is quoted on the Over the Counter Bulletin Board ("OTCBB") under the symbol URRE.

Transfer Agent and Registrar

        Corporate Stock Transfer, Denver, Colorado, is the transfer agent and registrar for the Common Stock.

SELLING STOCKHOLDERS

        The following table sets forth, as of April 26, 2006, the name of each of the Selling Stockholders, the nature of his, her or its position, office, or other material relationship to the Company or its subsidiaries within the most recent past three years, and the number of shares of Common Stock which each such Selling Stockholder owned of record as of the date of this Prospectus. The table also sets forth the number of shares of Common Stock owned by each Selling Stockholder that are offered for sale by this Prospectus and the number and percentage of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the shares offered hereby. The percentage of the class to be owned by selling stockholders after completion of the offering shall be less than one percent for all selling stockholders, with the exception of Paul K. Wilmott who would own 2.3%. The Company may supplement this Prospectus from time to time to disclose the names, relationships to the Company and holding of shares of additional Selling Stockholders. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Stockholder shall be deemed an admission by the Company or such Selling Stockholder that such Selling Stockholder is in a control relationship with the Company within the meaning of the Securities Act.

        The shares issued below were issued (1) in connection with the April 2006 private placement; (2) the August 2005 private placement; and (3) the May 2005 private placement or to officers and directors pursuant to the 1999 Deferred Compensation Plan.

Name and Relationship To Company if any(1)	Number of Shares of Common Stock Owned as of April 26, 2006	Maximum Number of Shares to be Sold Pursuant to this Offering	Number of Shares of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby	Natural Persons with Power to Vote or Dispose of Offered Securities
Paul K. Willmott(2)(3)	1,165,991(4)	10,634	1,155,357
Richard A. Van Horn(2)	446,574(5)	13,333	433,241
Thomas H. Ehrlich(2)	397,790(6)	7,500	390,290
Mark S. Pelizza(2)	347,396(7)	6,730	340,666
Leland O. Erdahl(3)	181,805(8)	136,955	44,850
George R. Ireland(3)	177,780(9)	7,893	169,887
Penfield Partners LP	565,900	97,150	468,750	Jeffrey Schuss
Betty Jane Schuss Trust dtd 5-12-76	175,000	50,000	125,000	Jack E. Schuss
Arbor Partners LP	93,363	93,363	0	Richard Schuster and Daniel Vandivort
WPG Opportunistic Value Fund LP	319,588	319,588	0	Richard Schuster and Daniel Vandivort
WPG Opportunistic Value Overseas Fund LP	122,600	122,600	0	Richard Schuster and Daniel Vandivort
Geologic Resource Fund LP(10)	314,866	314,866	0	George R. Ireland
Geologic Resource Fund Ltd(10)	1,218,466	1,218,466	0	George R. Ireland
Surfgear & Co.	1,452,150	1,452,150	0	Nelson Woodard
Surfline & Co.	776,450	776,450	0	Nelson Woodard
Richard Gilder	450,000	450,000	0
Cougar Trading LLC	450,000	450,000	0	Emanuel E. Geduld
Penfield Partners Offshore	100,163	2,850	97,313	Emanuel E. Geduld
Covington Partners, LP	110,000	110,000	0	J. Storey Charbonnet and Mark L. Gundlach
Green Turtle Partners, LP	180,000	180,000	0	J. Storey Charbonnet and Mark L. Gundlach
Fern Hill Partners, LP	180,000	180,000	0	Courtney Haslett
Fern Hill Investments, LP	70,000	70,000	0	Courtney Haslett
Zaykowski Partners LP	138,200	138,200	0	Paul Zaykowski
Zaykowski Qualified Partners LP	301,800	301,800	0	Paul Zaykowski
Leslie Cohodes	175,000	175,000	0
Little Wing LP	228,075	228,075	0	Parker L. Quillen

Tradewinds Funds, Ltd.	46,925	46,925	0	Parker L. Quillen
Jack E. Schuss Trust dtd. 5-13-76	50,000	50,000	0	Jack E. Schuss
Knott Partners, LP	593,500	593,500	0	David Knott
Matterhorn Offshore Fund, Ltd.	674,050	674,050	0	David Knott
Shoshone Partners, LP	302,950	302,950	0	David Knott
Common Fund Hedged Equity Co.	73,900	73,900	0	David Knott
Anno, LP	15,750	15,750	0	David Knott
Good Steward Trading Company SPC	21,300	21,300	0	David Knott
Dorset Energy Fund	435,050	435,050	0	David Knott
Zweig-DiMenna Partners, L.P.	403,500	403,500	0	Joseph A. DiMenna
Zweig-DiMenna Special Opportunities, L.P.	140,850	140,850	0	Joseph A. DiMenna
Zweig-DiMenna Investors, L.P.	14,075	14,075	0	Joseph A. DiMenna
Zweig-DiMenna Select, L.P.	82,925	82,925	0	Joseph A. DiMenna
Zweig-DiMenna Market Neutral, L.P.	70,900	70,900	0	Joseph A. DiMenna
Zweig-DiMenna Natural Resources, L.P.	78,250	78,250	0	Joseph A. DiMenna
Zweig-DiMenna International Limited	789,850	789,850	0	Joseph A. DiMenna
Zweig-DiMenna Fund, Ltd.	85,400	85,400	0	Joseph A. DiMenna
Rice, Voelker LLC	418,009	418,009	0	J. Timothy Rice
Navarre Partners	37,500	37,500	0	William A. Womack
Hare and Co.	271,400	271,400	0	Nelson Woodard
Straus Partners LP	105,000	105,000	0	Melville Strauss
Straus-GEPT Partners, LP	105,000	105,000	0	Melville Strauss
A.R. Dresher & Company LP	612,245	612,245	0	Alan Dresher
James Sloman	20,000	20,000	0
Finderne LLC	3,500	3,500	0	David Knott
Apogee Fund, LP	190,000	190,000	0	Emmett M. Murphy
Opus Capital Partners, LP	37,500	37,500	0	Richard S. Linhart
Vault Partners, LLC	75,000	75,000	0	Frank Trentacoste and Benjamin Sontheimer
Hunter Global Investors Fund I LP	172,716	172,716	0	Duke Buchan III
Hunter Global Investors Offshore Fund Ltd.	342,337	342,337	0	Duke Buchan III
Hunter Global Investors Offshore Fund II Ltd.	97,192	97,192	0	Duke Buchan III
Hayman Capital Master Fund	120,000	120,000	0	J. Kyle Bass
Andrew H. Forrester	30,000	30,000	0
Finn M. W. Caspersen	17,400	17,400	0
Debbie Bass and Richard Bass	10,000	10,000	0
Roger B. Hansen	51,000	51,000	0
Hollow Brook Associates, LLC Defined Benefit Pension Plan	20,400	20,400	0	E. Wayne Nordberg
Janet M. Mavec	20,400	20,400	0
E. Wayne Nordberg	30,600	30,600	0
Olivia S. Nordberg Trust	20,400	20,400	0	E. Wayne Nordberg
Brian & Lisa Payne JWROS	30,600	30,600	0	Brian and Lisa Payne
Leigh H. Perkins Jr.	51,000	51,000	0
Leigh H. Perkins Trustee Under Declaration of Trust dtd. 11/5/87	20,400	20,400	0	Leigh H. Perkins, Jr.
Charles C. Perkins	10,000	10,000	0
Simon R. Perkins	10,000	10,000	0
David D. Perkins	20,400	20,400	0

Philip Richter	20,400	20,400	0
Max E. Richter	15,300	15,300	0
Max E. Richter IRA	15,300	15,300	0	Max E. Richter
Fred H. Langhammer	102,000	102,000	0
Langhammer Associates, LLC	91,800	91,800	0	Fred H. Langhammer
Charles T. Goodson & Jeanne W. Goodson	10,000	10,000	0
Thekla W. Howell	20,400	20,400	0
Gail C. Monaghan	30,600	30,600	0
George Q. Nichols	30,600	30,600	0
Frances L. Wolfson Revocable Trust	30,600	30,600	0	Frances L. Wolfson
Romi M. Perkins, Trustee Under Declaration of Trust	20,400	20,400	0	Romi M. Perkins
BMO Nesbitt Burns Inc., Account Reference 402-20080, Altairis Offshore	294,500	294,500	0	Bill Peckford, Robyn Schultz and Paul Sabourin
BMO Nesbitt Burns Inc., Account Reference 402-20486, Altairis Offshore Levered	75,500	75,500	0	Bill Peckford, Robyn Schultz and Paul Sabourin
Outpoint Capital, LP	10,000	10,000	0	Jordan Grayson
AWH Opportunity Fund I, LP	14,750	14,750	0	Austin W. Hopper
Austin Hopper	5,250	5,250	0
Bay II Resource Partners, L.P.	239,400	239,400	0	Thomas E. Claugus
Bay Resource Partners Offshore Fund, Ltd.	631,800	631,800	0	Thomas E. Claugus
Bay Resource Partners, L.P.	315,900	315,900	0	Thomas E. Claugus
Thomas E. Claugus	37,900	37,900	0
Mark Meisenbach Trust DTD 1/7/02	100,000	100,000	0	Mark Meisenbach
Special Situations Cayman Fund LP	205,816	205,816	0	David M. Greenhouse and Austin W. Marxe
Special Situations Fund III QP LP	750,306	750,306	0	David M. Greenhouse and Austin W. Marxe
Special Situations Fund III, LP	64,286	64,286	0	David M. Greenhouse and Austin W. Marxe
UT Special Opportunities Fund	20,409	20,409	0	Andrew Arno

1)
Except as otherwise noted, none of the Selling Stockholders has any relationship with the Company other than as a stockholder.

2)
Executive Officer of the Company.

3)
Director of the Company.

4)
Includes 1,026,534 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 336,340 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

5)
Includes 433,241 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

6)
Includes 389,690 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

7)
Includes 279,516 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

8)
Includes 44,850 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 81,400 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

9)
Includes 160,100 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 81,400 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

10)
George Ireland is a director of the Company and serves as managing partner of this fund.

11)
Pursuant to Note Modification and Extension Agreement entered into by Uranium Resources, Inc. and the NTC Liquidating Trust on August 1, 2005.

PLAN OF DISTRIBUTION

        The number of shares registered for resale and covered by this Prospectus is 16,895,994 and represent 32.7% of the total outstanding shares of Common Stock. The shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market at prices and on terms then prevailing or in negotiated transactions.

        Brokers may receive compensation in the form of customary brokerage commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

        All costs, expenses and fees in connection with the registration of the Securities will be borne by us. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Securities will be borne by the Selling Stockholders. Certain of the Selling Stockholders have agreed to indemnify the Company, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of the respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify certain of the Selling Stockholders, all other prospective subsequent holders of their shares registered hereby or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the shares pursuant to this Prospectus, including liabilities arising under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Selling Stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our Common Stock while such Selling Stockholders are distributing shares covered by this Prospectus. Accordingly, the Selling Stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The Selling Stockholders are advised that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

EXPERTS

        The consolidated financial statements included in this Prospectus have been included in reliance on the report of Hein & Associates LLP, independent registered public accountants, given on the authority of said firm as experts in accounting and auditing.

        Any information regarding the Company's uranium reserves as described in this Prospectus, or incorporated by reference hereto, is included in reliance on the Douglas Report submitted by Richard F. Douglas, Ph.D., independent geologist, given on the authority of Mr. Douglas as an expert in the field of geology.

VALIDITY OF THE COMMON STOCK

        The validity of the Common Stock offered hereby was passed upon for the Company by Baker & Hostetler LLP, our legal counsel. Members of that firm currently beneficially own 35,275 shares of Uranium Resources Common Stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549-9303 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 233 Broadway, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus constitutes a part, with respect to the shares of Common Stock offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at 100 F Street, N.E., Washington, D.C. 20549-9303, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

        In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov). Investors may also contact the SEC's Public Reference Department at (800) SEC-0330.

URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

*
The following consolidated financial statements are presented prior to the effects of the 1 for 4 reverse split effective April 11, 2006.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

March 31, 2006
(Unaudited)
Current assets:
Cash and cash equivalents	$465,474
Receivables, net	405,877
Uranium and materials/supplies inventory	702,151
Prepaid and other current assets	259,655

Total current assets	1,833,157

Property, plant and equipment, at cost:
Uranium properties	56,619,724
Other property, plant and equipment	312,037
Less-accumulated depreciation, depletion and impairment	(43,870,864)

Net property, plant and equipment	13,060,897
Other assets	1,189,272
Long-term investment:
Certificate of deposit, restricted	1,447,042

$17,530,368

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

March 31, 2006
(Unaudited)
Current liabilities:
Accounts payable	$2,443,242
Payable for sales contract restructuring	12,000,000
Current portion of restoration reserve	901,325
Accrued interest and other accrued liabilities	449,069
Unrealized loss on derivatives, current portion	526,875
Current portion of long-term debt	9,377

Total current liabilities	16,329,888

Other long-term liabilities and deferred credits	3,975,601
Unrealized loss on derivative, net of current portion	—
Long-term debt, less current portion	477,349
Commitments and contingencies (Notes 1, 2 and 3)
Shareholders' equity*:
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2006—41,056,024; 2005—40,952,128	41,094
Paid-in capital	75,593,318
Accumulated deficit	(78,877,464)
Less: Treasury stock (38,125 shares), at cost	(9,418)

Total shareholders' equity	(3,252,470)

$17,530,368

*
Shareholders' equity information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2006	2005
		(Restated)
Revenues:
Uranium sales—	$1,068,589	$1,706,461

Total revenue	1,068,589	1,706,461
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	79,435	115,091
Operating expenses	1,523,592	649,507
Accretion/amortization of restoration reserve	132,974	75,098
Depreciation and depletion	616,839	290,499
(Gain) loss on derivatives	(34,294,072)	2,428,566

Total (gain on) cost of uranium sales	(31,941,232)	3,558,761

Earnings (loss) from operations before corporate expenses	33,009,821	(1,852,300)
Corporate expenses—
General and administrative	1,056,752	519,310
Depreciation	5,971	4,109

Total corporate expenses	1,062,723	523,419

Earnings (loss) from operations	31,947,098	(2,375,719)
Other income (expense):
Interest expense	(2,739)	(2,497)
Interest and other income, net	213,787	20,227

Net earnings (loss)	$32,158,146	$(2,357,989)

Net earnings (loss) per common share*:
Basic	$0.79	$(0.07)

Diluted	$0.73	$(0.07)

Weighted average common shares and common equivalent shares*:
Basic	40,954,437	33,672,441

Diluted	44,221,134	33,672,441

*
Net earnings (loss) per share and weighted average share information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2006	2005
		(Restated)
Net earnings (loss)	$32,158,146	$(2,357,989)
Reconciliation of net earnings (loss) to cash provided by (used in) operations—
(Gain) loss on derivatives	(34,294,072)	2,428,566
Accretion/amortization of restoration reserve	132,974	75,098
Depreciation and depletion	622,810	294,608
Decrease in restoration and reclamation accrual	(247,817)	(239,346)
Stock compensation expense	396,899	—
Other non-cash items, net	108,727	72,630
Effect of changes in operating working capital items—
(Increase) decrease in receivables	(372,937)	341,775
(Increase) decrease in inventories	(31,791)	(114,879)
Increase in prepaid and other current assets	(84,025)	(107,584)
Increase in payables and accrued liabilities	1,320,623	362,150

Net cash provided by (used in) operations	(290,463)	755,029
Investing activities:
Increase in certificate of deposit, restricted	(158,631)	(26,420)
Additions to property, plant and equipment—
Kingsville Dome	(3,289,633)	(117,437)
Rosita	(70,493)	(7,500)
Vasquez	(923,407)	(688,263)
Churchrock	(171,686)	(42,934)
Crownpoint	(47,292)	(77,609)
Other property	(434,855)	(4,355)

Net cash used in investing activities	(5,095,997)	(964,518)
Financing activities:
Proceeds from borrowings	(782)	600,000
Issuance of common stock, net	—	—

Net cash provided by financing activities	(782)	600,000

Net increase (decrease) in cash and cash equivalents	(5,387,242)	390,511
Cash and cash equivalents, beginning of period	5,852,716	268,866

Cash and cash equivalents, end of period	$465,474	$659,377

The accompanying notes to financial statements are an integral part of these consolidated statements.

Uranium Resources, Inc.

Notes to Consolidated Financial Statements

March 31, 2006 (Unaudited)

1. BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Item 310(b) of Regulation S-K. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying statements should be read in conjunction with the audited financial statements included in the Company's 2005 Annual Report on Form 10-KSB/A. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full calendar year ending December 31, 2006.

Reverse Stock Split

        On March 29, 2006 the Company's Board of Directors declared a 1 for 4 reverse stock split for stockholders of record on April 10, 2006, effective April 11, 2006. The split was approved by stockholders at the 2005 Annual Meeting of Stockholders. All common stock share amounts, earnings per share data and references to the common stock of the Company in this report are stated on a post-split basis.

2. DESCRIPTION OF BUSINESS

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        During 2005 we were unable to produce sufficient pounds from Vasquez to satisfy our contracted delivery requirements. As a result of the lower production and the fixed costs of operations, our cost of production has exceeded the sales price under the contracts, and we have been losing money on each pound sold. In addition, because of chemical and permeability obstacles in the Vasquez formation we have been experimenting with different oxidizing components that have added to our costs. Our production costs per pound were $20.32 for all of 2005.

        In March, 2006, we were delayed in securing additional financial surety for commencement of planned production from Wellfield 5 at Vasquez and the start-up of production from our Kingsville Dome project in South Texas. As a result of this delay, production for the first quarter of 2006 totaled only 55,000 pounds. The low production rate, coupled with the use of high cost oxidizing agents during the first two months of the quarter, resulted in production costs for the first quarter that was in excess of $40.00 per pound. The necessary financial surety to allow commencement of new production wellfields at our South Texas projects were secured in April 2006 following the equity infusion discussed in Footnote 10.

        Our uranium production for 2006 is now forecasted at approximately 750,000 pounds as a result of the timing delays we encountered. Such production is expected to be 375,000 pounds from each of our Vasquez and Kingsville Dome projects. Our Kingsville Dome project commenced production at the end of April 2006, rather than at the beginning of the month as originally planned.

        We have taken steps to improve the profitability of our uranium sales. We have renegotiated all of our supply contracts with Itochu and UG and have committed to each of them 1/2 of whatever our production is in Texas at a price that is based on the market price at the time of delivery less a discount. See "Long-Term Delivery Contracts" for a discussion of the terms of the revised contracts, including certain conditions thereto. We now expect our annual production from the Vasquez property to approximate 375,000 pounds, and we expect to receive approximately $32.00 to $33.00 per pound for these sales at current prices. We have substantially reduced the use of the high cost oxidizing agents to reduce our production costs at Vasquez and expect our production costs going forward to be in the range of $25.00 to $27.00 per pound.

        Our uranium production in 2006 is forecast at approximately 750,000 pounds. Such production is expected to be 375,000 pounds from each of our Vasquez and Kingsville Dome projects. We began production at Kingsville Dome in April 2006, and project sales from this project to commence in the second quarter of 2006. We expect the profitability from our Kingsville Dome production will be greater than that seen from our Vasquez production as a result of higher sales prices under our new contracts and lower costs of production than at Vasquez.

        During 2006, the Company plans to continue its program begun in 2005 to purchase additional uranium resources through the acquisition of known uranium deposits within the South Texas uranium trend. These small deposits, ranging from 1.5 to 4 million pounds of uranium, are ideally suited for the Company's satellite plant technology. The Company plans to feed the resulting production together with production from the Rosita property itself, some of which is currently permitted to produce, through the currently idle but fully permitted Rosita Plant. We believe the Rosita property has significant potential for additional production at the current market price for uranium. We plan to upgrade the Rosita Plant by the addition of an additional elution circuit and a yellowcake dryer. In addition, discussions are ongoing to obtain the exploration rights to certain large properties.

3. DISCLOSURE OF NON-CASH TRANSACTIONS

        The following non-cash transaction occurred in the first quarter of 2006:

        In March 2006, 103,896 shares of the Company's Common Stock were issued in connection with the conversion of the Convertible Notes described in Footnote 6.

4. RESTATEMENT OF FINANCIAL STATEMENTS

Restatement of Financial Statements

        The Company determined that its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of December 31, 2003, to record these contracts at fair value.

        The impact of such restatement to the financial statements at March 31, 2005 is:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders' Equity (Deficit)
Unrealized loss on derivatives, current portion	$—	$4,415,600
Total current liabilities	$2,869,947	$7,015,547
Unrealized loss on derivatives, net of current portion	$—	$14,129,076
Deferred income taxes	$14,000	$—
Accumulated deficit	$(60,046,245)	$(78,306,921)
Total shareholders' equity (deficit)	$654,991	$(17,605,685)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$2,428,566
Total cost of uranium sales	$1,130,195	$3,558,761
Earnings (loss) from operations before corporate expenses	$576,266	$(1,852,300)
Earnings (loss) from operations	$52,847	$(2,375,719)
Net earnings (loss) before income taxes	$70,577	$(2,357,989)
Deferred income tax expense	$14,000	—
Net earnings (loss)	$56,577	$(2,357,989)
Net earnings (loss) per common share:
Basic and Fully Diluted	$0.00	$(0.07)
Consolidated Statement of Cash Flows
Net earnings (loss)	$56,577	$(2,357,989)
Unrealized loss on derivatives	$—	$2,428,566

5. CONTRACT COMMITMENTS

Amendment to Uranium Sales Contracts

        In March 2006 we entered into a new contract with Itochu and a new contract with UG that supersede the existing contracts. Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays). The terms of such contracts are summarized below.

        The Itochu Contract.    Under the Itochu contract all production from the Vasquez property will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $6.50 per pound, with a floor for the spot price of $37 and a ceiling of $46.50. Other Texas production will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $7.50 per pound, with a floor for the spot price of $37 and a ceiling of $43. On non-Vasquez production the price paid will be increased by 30% of the difference between actual spot price and the

$43 ceiling up to and including $50 per pound. If the spot price is over $50 per pound the price on all Texas production will be increased by 50% of such excess. The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling. Itochu has the right to cancel any deliveries on six-month's notice.

        We have also entered into a letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico. See Footnote 10—"Joint Venture for Churchrock Property." We anticipate entering into a definitive joint venture agreement with Itochu by July 1, 2006. If the Company fails to use good faith efforts to negotiate and enter into such definitive agreement, the foregoing terms will terminate and the original contract terms will be reinstated effective for all deliveries after the occurrence of such determination. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study, currently anticipated to occur around the end of 2006. If Itochu should terminate the venture at that time, we would no longer receive the additional price of 30% of the excess over $43 per pound outlined above. If we should terminate the venture at that time, the original contract terms will be reinstated from that time forward.

        The UG Contract.    Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price for the second month prior to the month of delivery less $6 per pound until (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold. After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%. In consideration of UG's agreement to restructure its previously existing contract, we have agreed to pay UG $12 million in cash, subject to our ability to raise the cash. Funding for the $12 million payment was raised in April 2006 as a part of the private placement and the payment to UG was made in May 2006.

Impact of Amended Sales Contracts on Derivatives

        The Company's long-term uranium sales contracts prior to their amendment in March 2006 met the definition of derivative financial instruments for financial statement reporting purposes and are recorded on the balance sheet at December 31, 2005 and 2004 at fair value. Changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the delivery obligations under the uranium sales contracts. The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production. The Company has determined that the terms of the amended contracts substantially eliminates their qualification as derivatives and therefore, with the exception of the delivery of approximately 21,000 pounds under the UG contract, are not required to be valued at fair value. The amendment to these contracts resulted in a gain on derivatives recorded to the consolidated statements of operations in the first quarter of 2006 of $34.3 million. A liability of approximately $528,000 is recorded at March 31, 2006, for the liability associated with the remaining delivery obligation to UG of 21,075 pounds at a price of $15.50 per pound.

6. NOTES PAYABLE

Convertible Notes

        In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest of 6% per annum was due at maturity. The Company could prepay the Note at any time and the holder of the Note had the right to convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $3.00 per share. In the third quarter of 2005, the maturity was extended to July 17, 2006, and the accrued and unpaid interest of $40,833 was added to the principal of the Convertible Note. The conversion price was reduced to $1.76 per share. In connection with these amended terms, the Company recorded interest expense of approximately $56,000 in 2005 related to the beneficial conversion terms of the modified Note. In March 2006, all of the principal and accrued interest ($182,900) under the note were converted into 103,896 shares of the Company's Common Stock.

Note Purchase Agreement

        On March 28, 2005 the Company borrowed $600,000 from five (5) stockholders of the Company, each of whom may be considered an affiliate. The Notes were unsecured, with a maturity date of March 24, 2006 and bore interest at the rate of 10% per annum. Each of the Notes carried conversion rights entitling the holder the right to convert the face value of the Note plus accrued interest into shares of common stock of the Company at a price equal to the share price the Company received under subsequent debt or equity offerings. In the fourth quarter of 2005 each lender elected to convert their note and accrued interest into common stock of the Company. A total of 314,166 shares were issued at a share price of $2.00 per share.

7. STOCK BASED COMPENSATION

  Adoption of SFAS 123(R)

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) "Share-Based Payment" ("SFAS 123(R)") using the modified prospective transition method. In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 "Share-Based Payment" ("SAB 107") in March, 2005, which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. Under the modified prospective transition method, compensation cost recognized in the quarter ended March 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for prior periods have not been restated.

        The adoption of SFAS 123(R) resulted in stock compensation expense for the quarter ended March 31, 2006 of $397,000 to general and administrative expenses. The Company did not recognize a tax benefit from the stock compensation expense because the Company considers it is more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will not be realized.

        The Black-Scholes option-pricing model was used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements through the measurement date of the stock option grant. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending March 31, 2006 for the expected option term. The expected option term was estimated based on historical averages over the most recent periods ending March 31, 2006.

        No options were granted in the three months ended March 31, 2006.

  Pro-Forma Stock Compensation Expense for the Quarterly Period Ended March 31, 2005

        Prior to 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25. Since all options granted prior to the quarter ended March 31, 2005 had an exercise price equal to the closing market price of the underlying common stock on the grant date, no compensation expense was recognized. If compensation expense had been recognized based on the estimated fair value of each option granted in accordance with the provisions of SFAS 123 as amended by Statement of Financial Accounting Standard 148, our net loss and net loss per share would have been reduced to the following pro-forma amounts:

Three Months Ended March 31, 2005
Net Loss: As Reported	$(2,357,989)
Pro forma stock based compensation costs under the fair value method, net of tax	(8,875)

Pro Forma Net loss	$(2,366,864)

Loss per share—basic, as reported	$(0.07)

Loss per share—basic, as adjusted	$(0.07)
Loss per share—diluted, as reported	$(0.07)

Loss per share—diluted, as adjusted	$(0.07)

        No options were granted in the three months ended March 31, 2005.

        Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock compensation expense presented above for the prior quarterly period ended March 31, 2005 under SFAS 123 and the stock compensation expense recognized during the current quarterly period ended March 31, 2006 under SFAS 123(R) are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), the prior comparative quarterly results have not been restated.

  Stock Options as of the Quarterly Period Ended March 31, 2006

        The Company has four stock option plans, the 1995 Stock Incentive Plan, the 2004 Stock Incentive Plan, the Director's Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company will grant unissued common stock to satisfy future exercises under these plans.

        The exercise price for the Company's 2004 Stock Incentive Plan (the "2004 Plan") enables the Company to provide incentives to key employees to perform well in a difficult and rapidly changing environment in the Uranium mining industry. The 2004 Plan authorizes grants of incentive stock options and non-qualified options to purchase up to an aggregate of 1,750,000 shares of Common Stock. All options have a ten-year term. A majority of the stock options vest 25% immediately upon grant and 25% on the anniversary date of the grant thereafter.

        The exercise price for the options granted under the 1995 Stock Incentive Plan has been the fair market value of the Common Stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years.

        The Directors' Stock Option Plan provides for the grant of 5,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting or at June 1 of each year if no annual meeting is held.

        Under the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"), each non-employee director on the date the Plan is adopted shall be granted an option to purchase seventy-five thousand (75,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time is granted an option to purchase 25,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase twenty-five thousand (25,000) shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        The following table summarizes stock options outstanding and changes during the quarterly period ended March 31, 2006:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2006	3,743,064	$2.17
Granted	—	—
Exercised	—	—
Canceled or forfeited	(14,605)	39.00

Options outstanding at March 31, 2006	3,728,459	2.03	7.90	$20,326,206$

Options exercisable at March 31, 2006	1,806,920	$2.16	7.15	$9,606,705

        Shares available for grant under the Plans as of March 31, 2006 were 2,120,500.

        Stock options outstanding and currently exercisable at March 31, 2006 are as follows:

	Outstanding Options
		Weighted Average Remaining Contractual Life (in years)		Outstanding Exercisable
Stock Option Plan	Number of Options		Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
1995 Stock Incentive Plan	2,846,459	7.67	$1.77	1,427,470	$1.89
2004 Employee Incentive Plan	679,500	8.73	3.25	339,750	3.25
Directors Stock Option Plan	2,500	2.82	19.83	2,200	22.51
2004 Directors Plan	200,000	8.50	1.32	37,500	1.48

	3,728,459	7.90	$2.03	1,806,920	$2.16

        Total estimated unrecognized compensation cost from unvested stock options as of March 31, 2006 was approximately $4.0 million, which is expected to be recognized over a weighted average period of approximately 2.52 years.

8. ASSET RETIREMENT OBLIGATIONS

        The following table shows the change in the balance of the restoration and reclamation liability during the three months ended March 31, 2006 and 2005, respectively:

	Three Months Ended March 31,
	2006	2005
Reserve for future restoration and reclamation costs beginning of period	$3,595,278	$3,410,293
Additions	200,129	161,731
Costs incurred	(257,800)	(239,346)
Accretion expense	50,091	50,091

Reserve for future restoration and reclamation costs at end of period	$3,587,698	$3,382,769

9. SHAREHOLDERS' EQUITY

Convertible Notes

        In March 2006, 103,896 shares of the Company's Common Stock were issued in connection with the conversion of the Convertible Notes described in Footnote 6.

10. SUBSEQUENT EVENTS

Equity Infusions

        In April 2006, the Company completed the sale of 10,200,307 shares of its Common Stock at $4.90 per share to accredited investors resulting in gross proceeds of approximately $50 million before expenses of the offering. The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares. Such shares are subject to certain resale registration rights that include penalties (1% per month) in the event registration statement does not become effective in a timely manner or if the registration statement fails to remain effective. The placement agent in connection with the offering received a fee equal to 6% of the transaction, one-half in cash and one-half in shares of the Company's Common Stock in connection with the placement.

Joint Venture for Churchrock Property

        We have entered into a non-binding letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico, under which Itochu will fund all development costs currently estimated at $32 million, primarily through a debt facility that it will provide. Itochu and the Company will split the profits 50-50 and the Company will be the Managing Partner and receive a management fee. For revenues in excess of $30 per pound, the Company will receive additional payments under the joint venture. The Company estimates that the Churchrock property will yield about 12 million pounds of uranium. These terms are subject to the parties negotiating and signing a definitive agreement, and the parties are working towards the preparation and signing of the agreement by July 1, 2006. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study. Itochu is funding $675,000 for the cost of the study.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Uranium Resources, Inc.
Lewisville, TX 75067

        We have audited the consolidated balance sheets of Uranium Resources, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, common shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uranium Resources, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 13 to the consolidated financial statements, the Company restated the financial statements for the years ended December 31, 2004 and 2003.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and its total liabilities exceed its total assets. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein & Associates, LLP
Dallas, TX
March 10, 2006, except for Note 14 as to which the date is March 30, 2006

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2005	2004
		(Restated)
Current assets:
Cash and cash equivalents	$5,852,716	$268,866
Receivables, net	32,940	369,494
Uranium and materials/supplies inventory	707,949	45,151
Prepaid and other current assets	269,835	108,799

Total current assets	6,863,440	792,310

Property, plant and equipment, at cost:
Uranium properties	51,662,223	45,456,483
Other property, plant and equipment	302,164	276,271
Less-accumulated depreciation, depletion and impairment	(43,275,660)	(41,424,883)

Net property, plant and equipment	8,688,727	4,307,871
Other assets	1,072,026	259,532
Long-term investment:
Certificate of deposit, restricted	1,288,411	1,232,067

	$17,912,604	$6,591,780

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' DEFICIT

	December 31,
	2005	2004
		(Restated)
Current liabilities:
Accounts payable	$1,139,005	$505,591
Current portion of restoration reserve	1,061,491	1,200,327
Accrued interest and other accrued liabilities	432,683	195,604
Unrealized loss on derivatives, current portion	20,424,291	4,406,134
Current portion of long-term debt	175,833	135,000

Total current liabilities	23,233,303	6,442,656

Other long-term liabilities and deferred credits	3,823,015	3,551,844
Unrealized loss on derivatives, net of current portion	26,396,656	11,439,976
Long-term debt, less current portion	450,000	450,000
Commitments and contingencies (Notes 1, 2, 3, 4, 5, and 11)
Shareholders' equity (deficit):
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2005—163,808,510; 2004—134,507,263	163,961	134,660
Paid-in capital	74,890,697	60,530,994
Accumulated deficit	(111,035,610)	(75,948,932)
Less: Treasury stock (152,500 shares), at cost	(9,418)	(9,418)

Total shareholders' deficit	(35,990,370)	(15,292,696)

	$17,912,604	$6,591,780

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2005	2004	2003
		(Restated)	(Restated)
Revenues:
Uranium sales—	$4,865,156	$1,009,283	$—

Total revenue	4,865,156	1,009,283	—
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	355,011	67,956	—
Operating expenses	3,935,225	1,194,938	461,992
Provision (credit) for restoration and reclamation costs	—	—	(32,269)
Accretion/amortization of restoration reserve	348,415	241,810	338,242
Depreciation and depletion	1,660,219	263,380	29,299
Unrealized loss on derivatives	30,974,837	13,111,772	2,734,338
Writedown of uranium properties and other uranium assets	—	46,188	340,287

Total cost of uranium sales	37,372,707	14,926,044	3,871,889

Loss from operations before corporate expenses	(32,408,551)	(13,916,761)	(3,871,889)
Corporate expenses—
General and administrative	3,191,312	1,999,394	879,755
Depreciation	18,027	7,033	3,949

Total corporate expenses	3,209,339	2,006,427	883,704

Loss from operations	(35,617,890)	(15,923,188)	(4,755,593)
Other income (expense):
Interest expense	(93,418)	(8,122)	(17,359)
Interest and other income, net	624,630	66,554	261,673

Loss before accounting change	$(35,086,678)	$(15,864,756)	$(4,511,279)
Cumulative effect of accounting change, net of tax	—	—	$1,447,070

Net loss	$(35,086,678)	$(15,864,756)	$(3,064,209)

Loss before accounting change per common share:
Basic	$(0.24)	$(0.14)	$(0.06)
Diluted	$(0.24)	$(0.14)	$(0.06)
Cumulative effect of accounting change per common share:
Basic	$—	$—	$0.02
Diluted	$—	$—	$0.02
Net loss per common share:

Basic	$(0.24)	$(0.14)	$(0.04)

Diluted	$(0.24)	$(0.14)	$(0.04)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

	Common Stock
			Paid-In Capital	Accumulated Deficit	Treasury Stock
	Shares	Amount
Balances, December 31, 2002	$69,329,193	$69,482	$52,642,982	$(57,019,967)	$(9,418)

Net Loss (Restated)	—	—	—	(3,064,209)	—
Common stock issuance	12,495,000	12,495	568,505	—	—

Balances, December 31, 2003 (Restated)	$81,824,193	$81,977	$53,211,487	$(60,084,176)	$(9,418)

Net loss (Restated)	—	—	—	(15,864,756)	—
Common stock issuance	52,206,570	52,206	7,224,634	—	—
Common stock issued for deferred compensation	476,500	477	94,823	—	—

Balances, December 31, 2004 (Restated)	$134,507,263	$134,660	$60,530,994	$(75,948,932)	$(9,418)

Net loss	—	—	—	(35,086,678)	—
Common stock issuance	27,333,333	27,333	13,042,781	—	—
Common stock issued for services	448,000	448	(448)	—	—
Common stock issued for debt conversion	1,256,664	1,257	627,076	—	—
Stock compensation expense	—	—	581,960	—	—
Beneficial conversion on debt modification	—	—	55,947	—	—
Common stock issued for deferred compensation	263,250	263	52,387	—	—

Balances, December 31, 2005	$163,808,510	$163,961	$74,890,697	$(111,035,610)	$(9,418)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
Cash flows from operations:
Net loss	$(35,086,678)	$(15,864,756)	$(3,064,209)
Reconciliation of net loss to cash used in operations—
Provision (credit) for restoration and reclamation costs	—	—	(32,269)
Cumulative effect of accounting change	—	—	(1,447,070)
Unrealized loss on derivatives	30,974,837	13,111,772	2,734,338
Accretion/amortization of restoration reserve	348,415	241,810	338,242
Depreciation and depletion	1,678,246	270,413	33,248
Writedown of uranium properties and other assets	—	46,188	340,287
Decrease in restoration and reclamation accrual	(974,161)	(571,705)	—
Stock compensation expense	581,960	—	—
Deferred compensation	—	181,888	133,911
Other non-cash items, net	433,636	226,253	134,778
Effect of changes in operating working capital items—
(Increase) decrease in receivables	336,554	(344,244)	(25,250)
(Increase) decrease in inventories	(446,769)	(19,644)	2,076
Increase in prepaid and other current assets	(507,563)	(272,765)	(124,629)
Increase (decrease) in payables and accrued liabilities	939,659	453,666	(975,401)

Net cash used in operations	(1,721,864)	(2,541,124)	(1,951,948)
Investing activities:
(Increase) decrease in certificate of deposit, restricted	(56,344)	(830,947)	996,395
Additions to property, plant and equipment—
Kingsville Dome	(889,479)	(905,001)	(79,172)
Rosita	(279,975)	(43,448)	(37,962)
Vasquez	(3,915,760)	(2,724,312)	(162,865)
Churchrock	(382,147)	(124,037)	(21,612)
Crownpoint	(396,523)	(61,157)	(26,996)
Other property	(444,172)	(87,573)	(12,684)

Net cash provided by (used in) investing activities	(6,364,400)	(4,776,475)	655,104
Financing activities:
Proceeds from borrowings	600,000	—	—
Issuance of Common Stock, net	13,070,114	7,276,840	581,000

Net cash provided by financing activities	13,670,114	7,276,840	581,000
Net increase (decrease) in cash and cash equivalents	5,583,850	(40,759)	(715,844)
Cash and cash equivalents, beginning of year	268,866	309,625	1,025,469

Cash and cash equivalents, end of year	$5,852,716	$268,866	$309,625

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE COMPANY

        Uranium Resources, Inc. ("URI") was formed in 1977 and domesticated in Delaware in 1987. The Company is primarily engaged in the business of acquiring, exploring, developing and mining uranium properties, using the in situ leach ("ISL") or solution mining process. Historically, the primary customers of the Company have been major utilities who utilize nuclear power to generate electricity. At present the Company owns producing and undeveloped uranium properties in South Texas and undeveloped uranium properties in New Mexico.

        The Company resumed uranium production in the fourth quarter of 2004 at its Vasquez project in South Texas and began wellfield development in the fourth quarter of 2005 at its Kingsville Dome project, in South Texas, in anticipation of production from this project in April 2006. Prior to resuming Vasquez production, the Company had been in production stand-by since the first quarter of 1999 at its Kingsville Dome and Rosita projects. Groundwater restoration activities have been conducted and are currently ongoing at both the Kingsville Dome and Rosita projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Description of Company

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of URI and its wholly owned subsidiaries (collectively "the Company"). All significant intercompany transactions have been eliminated in consolidation.

Inventories

        Uranium and materials and supplies inventory for each of the Company's projects are valued at the lower of average cost or market.

Uranium Properties

        Capitalization of Development Costs. All acquisition and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized. Exploration and evaluation costs associated with uranium properties are expensed as incurred until such time that the existence of a commercially minable uranium deposit is confirmed. All properties with significant acquisition or incurred costs are evaluated for their realizability on a property-by-property basis. Any impairment of such costs is recognized through a reduction in the net carrying value of the asset. (See Note 3—"Uranium Properties—Property Realizability").

        Depreciation and Depletion. Depletion of uranium mineral interests, permits, licenses and related development costs are computed on a property-by-property basis using the units-of-production method based on each projects pounds of recoverable uranium. Depreciation and depletion are provided on the investment costs, net of salvage value, of the various uranium properties' production plants and related equipment using the estimated production life of the uranium reserves. During the periods that our facilities are not in production, depletion on our mineral interests, permits, licenses and development properties are ceased. Depreciation and depletion of our plant facilities, machinery and equipment continues, at significantly reduced amounts, in accordance with the level of stand-by activity being conducted at each site. Other ancillary plant equipment and vehicles are depreciated using a straight line method based upon the estimated useful lives of the assets.

Other Property, Plant and Equipment

        Other property, plant and equipment consists of corporate office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Capitalization of Interest

        The Company capitalizes interest cost with respect to properties undergoing exploration or development activities that are not subject to depreciation or depletion. The average interest rate on outstanding borrowings during the period is used in calculating the amount of interest to be capitalized. No interest was capitalized in the twelve months ended December 31, 2005, 2004 and 2003. Total interest costs in these periods were $37,000, $8,000, and $17,000 respectively.

Restoration and Remediation Costs (Asset Retirement Obligations)

        Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its mine projects to the pre-existing mine area average quality after the completion of mining. In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted January 1, 2003, when the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a net expense for the cumulative effect of a change in accounting principle of $1,447,000. Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs.

        In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"—an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        Future reclamation and remediation costs are accrued based on management's best estimate at the end of each period of the costs expected to be incurred at each project. Such estimates are determined by the Company's engineering studies calculating the cost of future of surface and groundwater activities. During the years ended December 31, 2005, 2004 and 2003 the Company adjusted its accrual for restoration and reclamation costs by $620,774, $318,000, and $(32,000) respectively.

Contingent Liabilities—Off Balance Sheet Arrangements

        The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has bank Letters of Credit (the "L/C's") and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). L/C's for $944,000 and $897,000 were issued at December 31, 2005 and 2004, respectively such L/C's are collateralized in their entirety by certificates of deposit.

        Performance bonds totaling $2,835,000 were issued for the benefit of the Company at December 31, 2005, 2004 and 2003. USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,491,000, $2,500,000 and $2,434,000 at December 31, 2005, 2004 and 2003, respectively. In the event that USF&G is required to perform under its bonds or the bonds are called by the state agencies, the Company would be obligated to pay any expenditures in excess of the collateral.

Revenue Recognition for Uranium Sales

        The Company delivers uranium to its customers at third-party conversion facilities. The third-party converters warehouse our uranium and transfer title to our customers via book transfer upon instructions supplied by the Company. The Company recognizes revenue from the sale of uranium when title to the uranium transfers and delivery is completed through such book transfer.

Earnings Per Share

        Net earnings (loss) per common share—basic has been calculated based on the weighted average shares outstanding during the year and net earnings (loss) per common share—diluted has been calculated assuming the exercise or conversion of all dilutive securities. Due to net losses incurred for the two years presented there were no dilutive securities included in any of these years.

        The weighted average number of shares used to calculate basic and diluted loss per share was 146,577,874, 114,901,282 and 72,774,000 in 2005, 2004 and 2003, respectively. The potential Common Stock that was excluded from the calculation of diluted earnings per share was 17,611,938, 9,758,763 and 12,711,162 in 2005, 2004 and 2003, respectively.

Consolidated Statements of Cash Flows

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Additional disclosures of cash flow information follow:

	Year Ended December 31,
	2005	2004	2003
Cash paid during the period for:
Interest	$0	$0	$9,000
The following non-cash transactions occurred in 2005, 2004 and 2003 and such transactions are summarized as follows:
The Company issued 263,250, 476,500 and zero shares of Common Stock in 2005, 2004 and 2003, respectively in satisfaction of the conversion of deferred compensation	$52,649	$95,300	$—

        In the fourth quarter of 2005, the Company issued 1,256,664 shares of Common Stock in satisfaction of the conversion of $600,000 in principal and $28,333 in accrued interest for borrowings made pursuant to a Note Purchase Agreement dated March 24, 2005.

        In connection with a $12 million private placement in August 2005 the Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent.

        In June 2005, the Company recorded $443,960 in stock compensation expense related to stock options granted to employees and directors of the Company that were contingent upon shareholder approval of amendments to the stock option plans under which the grants were issued.

        In September 2005, the Company recorded $138,000 in stock compensation expense for stock options granted to a non-employee for services provided to the Company.

Restricted Cash

        At December 31, 2005 and 2004, the Company had pledged certificates of deposit of $1,288,000 and $1,232,000, respectively, in order to collateralize letters of credit required for future restoration and reclamation obligations related to the Company's South Texas production and development properties. These funds are not readily available to the Company and are not included in cash equivalents. During 2003, the Company received funding secured by these assets of approximately $54,000 to conduct restoration activities in South Texas. In 2003, the collateral and corresponding accrued liability reduced by approximately $997,000.

Stock-Based Compensation

        In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Under APB No. 25, compensation is measured as the excess, if any, of the quoted market price of the Company's Common Stock over its exercise price at the date of grant.

        On June 2, 2004, 6,750,000 options were granted to officers at an exercise price of $0.29 per share. Stock compensation expense of $444,000 was recorded in June 2005 (the date an amendment to the stock option plan was approved by the Company's stockholders) and is reflected in the Consolidated

Statements of Operations under general and administrative expenses for the year ended December 31, 2005.

        On September 28, 2005, 200,000 options were granted to a non-employee of the Company for services provided to the Company. Stock compensation expense of $138,000 is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005.

Derivative Financial Instruments

        The Company has determined that at December 31, 2003, its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement reporting purposes, and as of such date, are recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur. Such changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts. See note 14 for discussion of renegotiated sales contracts.

        Management applies significant judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding uranium prices and market volatilities. Variations in these factors could materially affect amounts credited or charged to operations to reflect the changes in fair market value of derivatives.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically regarding the Company's uranium properties, significant estimates were utilized in determining the carrying value of these assets and in the case of producing and development properties the pounds of uranium to be recovered. The actual values received from the disposition of these assets and the amount of uranium recovered from these projects may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding the Company's reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs and timing to complete the groundwater restoration and surface reclamation at the Company's mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

Risks and Uncertainties

        Historically, the market for uranium has experienced significant price fluctuations. Prices are significantly impacted by global supply and demand, which is affected by the demand for nuclear power, political, and economic conditions, governmental legislation in uranium producing and consuming countries, and production levels and costs of production of other producing companies.

Increases or decreases in prices received could have a significant impact on the Company's future results of operations.

        The Company has outstanding surety bonds issued on its behalf by USF&G at December 31, 2005, 2004 and 2003. The Company has deposited funds collateralizing a portion of these bonds. In the event that USF&G is required to perform under the bonds or the bonds are called by the state agencies, the Company would be obligated to pay USF&G for its expenditures in excess of the collateral. See "Summary of Significant Accounting Policies—Restoration and Reclamation Costs" for further discussion.

Impact of Recent Accounting Pronouncements

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143") which establishes an accounting standard requiring the recording of the fair market value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The company adopted FAS 143 effective January 1, 2003.

        As a result of adoption of the FAS 143, the Company recorded a net reduction in its restoration liability of approximately $1.4 million at January 1, 2003. The Company had previously recorded the undiscounted future estimated restoration costs into expense. Under FAS 143, future restoration liabilities are usually added to the carrying value of the related asset but the Company recorded them to expense because the associated properties have been fully impaired. Under FAS 143, the present value of the restoration costs are recorded instead of the undiscounted amount. The difference between the present value and the undiscounted amounts of $1,447,000 as of December 31, 2002 appears in the Consolidated Statement of Operations as a cumulative effect of change in accounting principle. The estimated accretion expense for the change in the present value of the estimated liability recorded for 2004 was ($183,667).

        The following table shows the change in the balance of the restoration and reclamation liability during the year ended December 31, 2004 and 2003:

	Year Ended December 31
	2004	2003
Reserve for future restoration and reclamation costs at January 1, 2004	$3,480,656	$3,174,683
Additions	317,675	(32,369)
Costs incurred	(571,705)	—
Accretion expense	183,667	338,242

Reserve for future restoration and reclamation costs at December 31, 2004	$3,410,293	$3,480,556

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Company assesses impairment on the projected mine life of each project utilizing existing technology. The release, which was effective for business combinations and impairment testing after March 31, 2004, did not have a significant impact on the Company's consolidated financial results.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material ("spoilage") and requires such costs to be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead costs be based on normal capacity. The Statement is effective for years beginning after June 15, 2005, with early adoption permitted. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 153, "Exchange of Nonmonetary Assets an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R) "Share-Based Payments." SFAS No. 123R requires that the cost from all share-based payment transactions, including stock options, be recognized in the financial statements at fair value. SFAS No. 123R is effective for the Company in the first interim period after December 15, 2005. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for a grant of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company will adopt the provisions of SFAS No. 123R on January 1, 2006. Compensation expense will be recognized for all newly granted options after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123R, will be recognized ratably over the remaining vesting period. The implementation of SFAS No. 123R is expected to result in a non-cash charge against earnings in the first quarter of 2006 of approximately $320,000.

        In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. The EITF 04-6 applies specifically to conventional mining operations (open pit mining) and as a result the Company does not believe it is applicable to the Company's in situ recovery mining operations.

3. GOING CONCERN

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        Should the Company be unable to achieve profitable operations or raise additional capital to bring on new uranium projects, it may not be able to continue operations. These factors raise substantial doubt concerning the ability of the Company to continue as a going concern. The accompanying financial statements do not purport to reflect or provide for the consequences of discontinuing operations. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to liabilities, the amount that may be allowed for claims and contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; and (d) as to operations, the effect of any changes that may be made in its business.

4. URANIUM PROPERTIES

Property, Plant and Equipment

	Property, Plant and Equipment Balances (net) at December 31,
	2005	2004
Uranium plant	$2,315,000	$1,873,000
Uranium wellfield development	3,592,000	1,670,000
Permits and licenses	1,308,000	284,000
Mineral rights	659,000	274,000
Exploration	56,000	—
Vehicles/depreciable equipment	247,000	24,000
Other	512,000	183,000

Total	$8,689,000	$4,308,000

Property Realizability

  Uranium Properties

        The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected uranium prices, production levels and operating costs of production and capital, based upon the projected remaining future uranium production from each project. The Company's estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, uranium prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

        The Company recorded an impairment and reduced the carrying value of its uranium properties by $46,000 in 2004 and by $340,000 in 2003.

Vasquez Property

        The Company has a mineral lease on 872 gross and net acres located in southwestern Duval County, in South Texas. The term expires in February 2008. The lease provides for royalties based upon 6.25% of uranium sales below $25.00 per pound and royalty rate increases on a sliding scale up to 10.25% for uranium sales occurring at or above $40.00 per pound.

        The net carrying value of the property was approximately $4,611,000 at December 31, 2005. Such assets consisted of mineral rights, permits/licenses, wellfield development, plant buildings/uranium processing/drying facilities and restoration and other equipment of $104,000, $60,000, $3,395,000, $963,000 and $89,000 respectively. The net carrying value of the property was approximately $2,477,000 at December 31, 2004. Such assets consisted of mineral rights, permits/licenses, wellfield development, plant buildings/uranium processing/drying facilities and restoration and other equipment of $91,000, $49,000, $1,670,000, $641,000 and $26,000 respectively. The Company recorded impairment provisions in the year ended December 31, 2003 of approximately $163,000 for the Vasquez property.

Kingsville Dome Property

        The Kingsville Dome property consists of mineral leases from private landowners on about 2,354 gross and net acres located in central Kleberg County, Texas. The leases provide for royalties based upon a percentage of uranium sales of 6.25%. The leases have expiration dates ranging from 2000 to 2007. With a few minor exceptions, all the leases contain clauses that permit us to extend the leases not held by production by payment of a per acre royalty ranging from $10 to $30.

        The net carrying value of the property was approximately $2,110,000 at December 31, 2005. Such assets consisted of mineral rights, permits/licenses, plant buildings/uranium processing/drying facilities, wellfield development and restoration and other equipment of $239,000, $379,000, $1,179,000, $197,000 and $116,000, respectively. The net carrying value of the property was approximately $1,298,000 at December 31, 2004. Such assets consisted of mineral rights, permits/licenses, plant buildings/uranium processing/drying facilities and restoration and other equipment of $127,000, $91,000, $1,056,000 and $24,000, respectively. The Company recorded an impairment provisions in the year ended December 31, 2004 of approximately $13,000 for the Kingsville Dome property.

Rosita Property

        The Company holds several lease holdings in a uranium prospect ("Rosita") in Duval County, Texas. The Company has produced over 3 million pounds of uranium from this property in the early to mid 1990's but the property was placed on stand-by in 1999 because of low uranium prices. With the significant increase in uranium prices the company is re-evaluating this property for additional future uranium production.

        Cost of uranium sales in 2005, 2004 and 2003 in the Consolidated Statements of Operations includes $83,000, $105,000 and $234,000, respectively, of costs incurred to maintain the facility while Rosita was on standby and not in production. The Company recorded impairment provisions in the year ended December 31, 2004 and 2003 of approximately $34,000 and $38,000, respectively, for the Rosita property.

        The net carrying value of the property at December 31, 2005 and 2004 was approximately $173,000 and $184,000, respectively. Such assets consisted of plant buildings and uranium processing equipment of $173,000 and $175,000 in 2005 and 2004, respectively, and restoration and other equipment of $9,000 in 2004.

South Rosita

        In the fourth quarter of 2005, the Company entered into leases on approximately 1,300 acres in Duval County near its Rosita property. Evaluation of the uranium mineralization potential of this property will be conducted in 2006.

Churchrock Properties

        The Churchrock project encompasses about 2,200 gross and net acres. The properties are located in McKinley County, New Mexico and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. We own the mineral estate in fee for both Section 17 and the Mancos properties. We own patented mining claims on Section 8.

        The surface estate on Section 17 is owned by the United States Government and held in trust for the Navajo Nation. We have royalty obligations ranging from 5% to 6 1/4% and a 2% overriding royalty obligation to the Navajo Nation for surface use agreements.

        Permitting activities are currently ongoing on both of these properties. The net carrying value of these properties was $506,000 and $124,000 at December 31, 2005 and 2004, respectively. The assets consisted of mineral rights and permitting/licensing at December 31, 2005 and 2004. The Company recorded an impairment provision in the year ended December 31, 2003 of approximately $22,000 for the Churckrock properties.

Crownpoint Property

        The Crownpoint properties are located in the San Juan Basin, 22 miles northeast of our Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Properties consist of 619 gross and 521.8 net acres.

        The net carrying value of these properties was $518,000 and $122,000 at December 31, 2005 and 2004 and consisted primarily of mineral rights, permits/licenses and plant buildings and equipment. The Company recorded an impairment provision in the year ended December 31, 2003 of approximately $27,000 for the Crownpoint property.

West Largo and Roca Honda

        In March 1997, we acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are know to be within this acreage, including a uranium mineralized property called the West Largo and a uranium mineralized property called the Roca Honda.

        The West Largo property is about 21 miles north of the town of Milan and about 1.5 miles west of State Highway 509 in McKinley County, New Mexico. The property lies about 3 miles to the northwest of the Ambrosia Lake District, a major producer of uranium by means of underground operations from the late 1950s to the early 1980s.

        The Roca Honda property lies about 4 miles northwest of the town of San Mateo in McKinley County, New Mexico. We also own 36 unpatented mining claims encompassing approximately 640 acres that are adjacent to the fee land.

        The net carrying value of the property was $29,000 and $15,000 at December 31, 2005 and 2004, respectively. The Company recorded an impairment provision in the year ended December 31, 2003 of approximately $12,000 for the these properties.

5. CONTRACT COMMITMENTS

Sales Contracts

        Long-term contracts have historically been the primary source of revenue to the Company.

        In August 2003, we signed a sales contract to deliver approximately 300,000 pounds of uranium annually for the years 2005-2008. In January 2004, we signed a second uranium supply contract to deliver approximately 300,000 pounds annually for the years 2005-2008.

        In 2004, the Company amended one of the sales contracts to accelerate a portion of the 2005 deliveries into 2004 to provide cash flow from its uranium inventory. Deliveries under these contracts in 2005 and 2004 totaled approximately 271,000 and 72,000 pounds respectively and generated approximately $4.9 million and $1 million in revenue respectively, from such sales.

        The following table provides information at December 31, 2005 concerning the expected quantities under our two long-term sales contracts from January 1, 2006 through 2008. In both contracts the fixed purchase price is escalated based upon the increase from the fourth quarter of 2003 in the Gross Domestic Product Implicit Price Deflator Index published by the US Department of Commerce. The Index has increased 5.64% since the fourth quarter of 2003 through the first quarter of 2006.

	2006	2007	2008	Total
Number of customers	2	2	2
Total long-term deliveries (000's of pounds)	*1,037	690	690	2,417
Total sales (000's)	$15,112	$9,567	$9,567	$34,246
Average sales price per pound	$14.58	$13.87	$13.87	$14.17

*
2005 contract obligations of 347,000 pounds not delivered in 2005 have been added to the 2006 contractual delivery requirements, such deliveries are limited to actual production

        In addition to the foregoing, the Company has entered into two contracts that call for deliveries of 645,000 pounds in the aggregate by December 31, 2007 at the current spot price on the date of delivery less an average of $3.80 per pound.

        In March, 2006 the Company executed agreements significantly amending the sales contracts noted above. (See Footnote 14. "Subsequent Events" for additional information about these amended contracts.)

Derivative Financial Instruments

        The Company has determined that its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of January 1, 2004, to record these contracts at fair value. The Company does not enter into hedge transactions with respect to its uranium sales contracts and the fair value loss represents the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

6. LONG-TERM DEBT

Convertible Notes

        In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest of 6% per annum was due at maturity. The Company could prepay the Note at any time and the holder of the Note had the right to convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $0.75 per share. In the third quarter of 2005, the maturity was extended to July 17, 2006, and the accrued and unpaid interest of $40,833 was added to the principal of the Convertible Note. The conversion price was reduced to $0.44 per share. In connection with these amended terms, the Company recorded interest expense of approximately $56,000 related to the beneficial conversion terms of the modified Note. In the first quarter of 2006, all of the principal and accrued interest under the note were converted in shares in March, 2006.

        On March 28, 2005 the Company borrowed $600,000 from five (5) stockholders of the Company, each of whom may be considered an affiliate. The Notes were unsecured, with a maturity date of March 24, 2006 and bore interest at the rate of 10% per annum. Each of the Notes carried conversion rights entitling the holder the right to convert the face value of the Note plus accrued interest into shares of common stock of the Company at a price equal to the share price the Company received under subsequent debt or equity offerings. In the fourth quarter of 2005 each lender elected to convert their note and accrued interest into common stock of the Company. A total of 1,256,664 shares were issued at a share price of $0.50 per share.

Summary of Long-Term Debt

	At December 31,
	2005	2004
Long-term debt of the Company consists of:
Crownpoint property (Note 3)	$450,000	$450,000
Convertible Note	175,833	135,000

	625,833	585,000
Less—Current portion	175,833	135,000
Total long-term debt	$450,000	$450,000

        Maturities of long-term debt are as follows:

For the Twelve Months Ended:
December 31, 2006	$175,833
December 31, 2007	$—
December 31, 2008	$—
December 31, 2009	$—
December 31, 2010 and beyond	$450,000

7. RELATED-PARTY TRANSACTIONS

        In August 2005 and May 2005 the Company issued shares of its common stock in private placement transactions. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares out of 24,000,000 shares in the August 2005 offering and all of the 3,333,333 shares in the May 2005 offering. The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares issued in these private placements.

        In September 2005, the Company issued a total of 38,250 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation into shares under the terms of the deferred compensation plans.

        On March 28, 2005 the Company borrowed $600,000 pursuant to a Note Purchase Agreement dated March 24, 2005. The lenders were five (5) stockholders of the Company, each of whom may be considered an affiliate. In the fourth quarter of 2005 each lender elected to convert their note and accrued interest in common stock of the Company. A total of 1,256,664 shares were issued at a share price of $0.50 per share in connection with the conversion of the Notes.

        In January 2005, the Company issued a total of 225,000 shares of Common Stock at $0.20 per share to a former director and holder of in excess of 5% of outstanding common shares of the Company upon his election to convert deferred compensation.

        In November 2004, the Company raised an additional $100,000 of equity by the issuance of 514,565 shares of Common Stock at $0.20 and $0.19 per share to an executive officer and director of the Company upon the exercise of outstanding stock options.

        In June and December 2004, the Company issued a total of 476,500 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation.

8. SHAREHOLDERS' EQUITY (DEFICIT)

Equity Infusions

        In 2005 and 2004, the Company sold shares of common stock in the following private placements:

Date	Price per Share	Amount	Shares Issued
August 2005	$0.50	$12,000,000	24,000,000
May 2005	$0.45	$1,499,999	3,333,333
May 2004	$0.15	$5,897,550	39,317,005
February 2004	$0.10	$325,000	3,250,000
January 2004	$0.10	$350,000	3,500,000

        In connection with the August 2005 placement the Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent.

        Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares in the offering. In the May 2005 placement, two private investment partnerships managed by George R. Ireland, a director of the Company, purchased all of the shares in the offering.

        The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares issued in these private placements.

Common Stock Issued Upon Conversion of Warrants/Options

        In September 2005, the Company issued 38,250 shares of Common Stock of the Company at $0.20 per share to a director of the Company upon his election to convert deferred compensation. In January 2005, the Company issued 225,000 shares of Common Stock of the Company at $0.20 per share to a former director of the Company upon his election to convert deferred compensation.

        In November 2004, the Company raised $100,000 of equity by the issuance of 223,265 and 291,300 shares of Common Stock at $0.20 and $0.19 per share respectively, to an executive officer and director of the Company upon the exercise of outstanding stock options.

        In the fourth quarter of 2004, the Company raised $675,000 of equity by the issuance of 5,625,000 shares of Common Stock at $0.12 upon the exercise of Warrants that were issued in August 2000.

        In June and December 2004, the Company issued a total of 476,500 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation.

Increase in Authorized Shares

        In January 2004, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 100,000,000 to 200,000,000.

Stock Options

Employee Stock Options

        On June 2, 2004, the Board of Directors of the Company, adopted an amendment to the Company's 1995 Stock Incentive Plan (the "1995 Plan") to increase the number shares of Common Stock subject to the 1995 Plan to 12,000,000. The amendment was approved by the Shareholders of the Company in June 2005. Also on June 2, 2004, the Compensation Committee of the Board of Directors issued to executive officers, incentive stock options under the 1995 Plan, to purchase 6,028,000 shares at a price of $0.29 per share and non-qualified options to purchase 722,000 shares at $0.29 per share. In September 2005 the Compensation Committee issued under the 1995 Plan, incentive stock options to purchase 571,400 shares at a price of $0.70 per share and non-qualified options to purchase 428,600 shares at $0.70 per share to an executive officer of the Company. In September 2005, the Compensation Committee also issued non-qualified options to purchase 200,000 shares at $0.70 per share under the 1995 Plan to a non-employee of the Company. At December 31, 2005, no additional shares were available for future grants under the 1995 Plan.

        On June 2, 2004, the Board of Directors, adopted and approved the Company's 2004 Stock Incentive Plan (the "2004 Plan") for key employees of the Company. The 2004 Plan originally authorized grants of incentive stock options and non-qualified options to purchase up to an aggregate of 2,000,000 shares of Common Stock. On December 9, 2004, the Board of Directors adopted an amendment increasing the number of shares subject to the 2004 Plan to 7,000,000. In November 2004, incentive options to purchase 988,000 shares at a price of $0.74 were granted to non-executive employees of the Company. In December 2004, an incentive option to purchase 476,188 shares and a non-qualified option to purchase 1,523,812 shares at a price of $0.84 was granted to an executive employee of the Company. At December 31, 2005, 4,282,000 shares were available for future grants under the 2004 Plan.

Directors Stock Options

        On June 19, 2001, the Company granted options to certain directors of URI to purchase 300,000 shares of the Company's Common Stock at an exercise price of $0.22 per share. The grants were comprised of 200,000 options to replace the options that expired and were canceled in 2001 and 100,000 options granted to a newly elected director. All such options are immediately exercisable and are scheduled to expire June 19, 2011 or 30 days after the holder ceases to be a director of the Company or one year after such holder's death, whichever occurs first. None of these options have been exercised and 100,000 of these options were cancelled as of December 31, 2005.

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan was adopted was granted an option to purchase three hundred thousand (300,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase one hundred thousand (100,000) shares either, (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year. The 2004 Directors' Plan replaces an earlier plan that expired in 2004. At December 31, 2004, there were outstanding options for the exercise of 10,000 shares under the old plan.

        In June 2005, at the annual meeting of the stockholders of the Company, each of the non-employee directors of the Company was granted an option under the 2004 Directors Plan to purchase 100,000 shares of the Company's common stock at an exercise price of $0.45 per share. Each of the two non-employee directors holds options covering 400,000 shares under the 2004 Directors' Plan at December 31, 2005. At December 31, 2005, 4,200,000 shares were available for future grants under the 2004 Directors' Plan.

Options Issuable for Deferred Compensation

        The Company has a 1999 Deferred Compensation Plan (the "1999 Plan") and Deferred Compensation Plans for 2000-2001, 2002, 2003 and 2004 (the "2000-2004 Plans") whereby executive officers and directors were permitted to defer up to 100% of their compensation for the years 1999-2004.

        Under the 1999 Deferred Compensation Plan (the "1999 Plan"), executive officers and directors of the Company and its subsidiaries were permitted to defer until January 11, 2006 up to 100% of their 1999 salary. At the time of the deferral election, a participant could elect to receive payment of up to 100% of the deferred amount of salary in shares of our Common Stock. A total of approximately $242,000 was deferred under the 1999 Plan of which $133,450 was paid by issuing 355,861 shares of Common Stock at $0.375 per share. As of December 31, 2005, approximately $108,000 remains outstanding as deferred compensation under the 1999 Plan.

        Under the 2000-2004 Plans, the executive officers and directors were permitted to defer up to 100% of their 2000, 2001, 2002, 2003 and 2004 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.20 per share. A total of $829,000 was deferred under the 2000-2004 Plans of which $95,300 was paid in 2004 by issuing 476,500 shares of Common Stock at $0.20 per share. As of December 31, 2005, approximately $681,000 remains outstanding as deferred compensation under the 2000-2004 Plans.

        In December 2005, the 1999 Plan and the 2000-2004 Plans were amended, extending the election of the participants under the plans to receive their deferred compensation until January 11, 2011. All of the participants elected to defer their election to such date.

Market for Common Stock

        From August 22, 2001 until June 24, 2003, we were quoted on the OTC Bulletin Board ("OTCBB"). From June 25, 2003 until October 14, 2004 we were quoted on the Pink Sheets. Since October 15, 2004, we have been quoted on both the OTCBB and the Pink Sheets.

9. STOCK-BASED COMPENSATION PLANS

        The Company maintains four stock option plans, the 1995 Stock Incentive Plan, the 2004 Stock Incentive Plan, the Directors' Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost is generally recognized. Had compensation cost for these plans been determined consistent with FAS 148, the Company's net loss and loss per share ("EPS") for each of the years ended December 31, 2005, 2004 and 2003, respectively, would have been adjusted to the following pro forma amounts:

	2005	2004	2003
		(Restated)	(Restated)
Net Loss: As reported	$(35,086,678)	$(15,864,756)	$(3,064,209)
Pro forma stock based compensation costs under the fair value method, net of tax	(430,255)	(27,458)	(138,392)
Pro forma	$(35,656,423)	$(15,892,214)	$(3,202,601)
Basic EPS:
As reported	$(0.24)	$(0.14)	$(0.04)
Pro forma	$(0.24)	$(0.14)	$(0.04)
Diluted EPS:
As reported	$(0.24)	$(0.14)	$(0.04)
Pro forma	$(0.24)	$(0.14)	$(0.04)

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model.

        The following are the weighted average ranges for assumptions used for grants in 2005: Expected volatility of 150% and risk-free interest rates of 4.0%-4.5%. An expected life of 9.2 years was used for options granted to the employees and directors. The weighted average fair value of options granted in 2005 ranged from $0.45 to $0.78 per share.

        The following are the weighted average ranges for assumptions used for grants in 2004: Expected volatility of 149%-179% and risk-free interest rates of 4.2%-5.0%. The range of the expected life of 5.7-9.4 years was used for options granted to the employees and directors. The weighted average fair value of options granted in 2004 ranged from $0.29 to $0.84 per share.

        The following weighted average assumptions used for grants in 2003: Expected volatility of 165% and risk-free interest rates of 5.50%. An expected life of 5.7 years was used for options granted to the employees and directors, respectively. The weighted average fair value of options granted in 2003 was $0.04.

        On June 2, 2004, 6,750,000 options were granted to officers at an exercise price of $0.29 per share. Stock compensation expense of $444,000 was recorded in June 2005 (the date an amendment to the stock option plan was approved by the Company's stockholders) and is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005. On September 28, 2005, 200,000 were granted to a non-employee of the Company for services provided to the Company. Stock compensation expense of $138,000 is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005.

        The Directors' Stock Option Plan provides for the grant of 20,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting or at June 1 of each year if no annual meeting is held. Also, on January 15, 1992, the Board of Directors approved the grant of 577,248 stock options under the Employees' Stock Option Plan. All of the previously outstanding options were canceled upon the effectiveness of the new options. All of the options covered by this grant have been exercised or have expired unexercised at December 31, 2004.

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan is adopted shall be granted an option to purchase three hundred thousand (300,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time is granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase one hundred thousand (100,000) shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        On August 10, 1994, the Board of Directors increased the available options under the Employees' Stock Option Plan and the Directors' Stock Option Plan to 850,000 and 150,000 options, respectively. All of the options covered by this grant have been exercised or have expired unexercised at December 31, 2005. On October 11, 1995, the Board of Directors elected to discontinue grants under the Employees' Stock Option Plan with the adoption of a stock incentive plan covering key employees (the "1995 Stock Incentive Plan"). The 1995 Stock Incentive Plan provides for the grant of a maximum of 750,000 stock options. These options may be qualified or nonqualified. On June 5, 1998, the Company's stockholders elected to increase the available options under the 1995 Stock Incentive Plan to 1,250,000 options. During 2000, the Company's board of directors elected to increase the available options under the 1995 Stock Incentive Plan to 4,000,000, subject to stockholder approval. Such approval was received in March 2001. During 2004, the Company's board of directors elected to increase the available options under the 1995 Stock Incentive Plan to 12,000,000, subject to stockholder approval. Such approval was received in June 2005.

        On June 2, 2004, the Board of Directors, subject to obtaining the approval of stockholders, adopted and approved the Company's 2004 Stock Incentive Plan (the "2004 Plan") for key employees of the Company. The 2004 Plan enables the Company to provide incentives to employees to perform well in a difficult and rapidly changing environment in the Uranium mining industry. The 2004 Plan originally authorized grants of incentive stock options and non-qualified options to purchase up to an aggregate of 2,000,000 shares of Common Stock. On December 9, 2004, the Board of Directors adopted an amendment increasing the number of shares subject to the 2004 Plan to 7,000,000. Such approval was received in June 2005.

        As of December 31, 2005, there are 11,444,255 options outstanding under the 1995 Stock Incentive Plan and 4,282,000 granted under the 2004 Stock Incentive Plan.

        Additional details about the options granted under the stock option plans are as follows:

			At December 31, 2005
Date of Grant	Exercise Price	Options Granted	Options Available for Exercise	Options Exercised	Options Canceled	Options Outstanding
January 15, 1992	$2.94	617,248	—	327,625	289,623	—
May 22, 1992	$3.00	2,000	—	1,000	1,000	—

Balances at Dec. 31, 1992		619,248	—	328,625	290,623	—

February 26, 1993	$2.50	10,000	—	2,500	7,500	—
May 27, 1993	$3.50	2,000	—	500	1,500	—

Balances at Dec. 31, 1993		631,248	—	331,625	299,623	—

July 11, 1994	$4.38	20,000	—	—	20,000	—
August 10, 1994	$4.25	140,000	—	1,000	139,000	—
December 15, 1994	$5.88	3,000	—	—	3,000	—

Balances at Dec. 31, 1994		794,248	—	332,625	461,623	—

February 24, 1995	$4.13	210,000	—	—	210,000	—
April 12, 1995	$3.88	10,000	—	—	10,000	—
May 26, 1995	$3.75	40,000	—	—	40,000	—
August 16, 1995	$8.38	100,000	—	—	100,000	—
August 31, 1995	$6.88	127,508	—	—	127,508	—
October 11, 1995	$6.94	35,000	—	—	35,000	—
December 19, 1995	$5.50	3,000	—	—	3,000	—

Balances at Dec. 31, 1995		1,319,756	—	332,625	987,131	—

February 22, 1996	$9.75	178,810	58,420	—	120,390	58,420
May 29, 1996	$17.00	3,000	2,000	—	1,000	2,000
May 30, 1996	$16.13	75,000	—	—	75,000	—
July 22, 1996	$11.13	50,000	—	—	50,000	—

Balances at Dec. 31, 1996		1,626,566	60,420	332,625	1,233,521	60,420

February 10, 1997	$7.125	182,405	57,300	—	125,105	57,300
April 1, 1997	$5.50	55,000	55,000	—	—	55,000
May 1, 1997	$5.00	3,000	2,000	—	1,000	2,000

Balances at Dec. 31, 1997		1,866,971	174,720	332,625	1,359,626	174,720

February 23, 1998	$2.9375	172,000	94,000	—	78,000	94,000
June 5, 1998	$2.50	3,000	2,000	—	1,000	2,000

Balances at Dec. 31, 1998		2,041,971	270,720	332,625	1,438,626	270,720

June 18, 1999	$0.25	2,000	2,000	—	—	2,000

Balances at Dec. 31, 1999		2,043,971	272,720	332,625	1,438,626	272,720

September 27, 2000	$0.20	2,250,000	2,026,735	223,265	—	2,026,735

Balances at Dec. 31, 2000		4,293,971	2,299,455	555,890	1,438,626	2,299,455

February 28, 2001	$0.19	475,500	152,800	291,300	31,400	152,800

June 19, 2001	$0.22	20,000	—	—	20,000	—

Balances at Dec. 31, 2001		4,789,471	2,452,255	847,190	1,490,026	2,452,255

Balances at Dec. 31, 2002		4,789,471	2,452,255	847,190	1,490,026	2,452,255

June 1, 2003	$0.04	3,000	800	—	1,000	2,000

Balances at Dec. 31, 2003		4,792,471	2,453,055	847,190	1,491,026	2,454,255

June 2, 2004	$0.29	600,000	150,000	—	—	600,000

June 2, 2004	$0.29	6,750,000	2,611,532	—	—	6,750,000

November 12, 2004	$0.74	988,000	359,000	—	270,000	718,000

December 7, 2004	$0.84	2,000,000	1,000,000	—	—	2,000,000

Balances at Dec. 31, 2004		15,130,471	6,573,587	847,190	1,761,026	12,522,255

June 1, 2005	$0.45	200,000	—	—	—	200,000

September 28, 2005	$0.70	1,200,000	450,000	—	—	1,200,000

October 6, 2005	$0.78	1,050,000	262,500	—	—	1,050,000

Balances at Dec. 31, 2005		17,580,471	7,286,087	847,190	1,761,026	14,972,255

        The exercise price for the options granted under the stock option plans has been the fair market value of the Common Stock on the date granted. The terms of the options provide that no options may be exercised for one year after grant, and then for ratable exercise over the subsequent four-year period, with a total exercisable period of ten years.

        The exercise price for the options granted under the 1995 Stock Incentive Plan has been the fair market value of the Common Stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years. The weighted average fair value of options granted in 2005 and 2004 was $0.71 and $0.45, respectively.

10. FEDERAL INCOME TAXES

        The deferred federal income tax asset (liability) consists of the following:

	2005	2004
Property development costs—net of amortization	$7,552,000	$7,860,000
Accelerated depreciation	62,000	75,000
Restoration reserves	1,087,000	812,000
Derivative valuation allowance	15,919,000	5,388,000
Net operating loss and percentage depletion carryforwards	51,343,000	47,593,000
Valuation allowance and other—net	(75,963,000)	(61,728,000)

Total deferred income tax asset (liability)	$0	$0

        Major items causing the Company's tax provision to differ from the federal statutory rate of 34% were:

	For the Twelve Months Ended December 31,
	2005		2004 (Restated)		2003 (Restated)
	Amount	Amount	Amount	% of Pretax Income	Amount	% of Pretax Income
Pretax loss	$(35,086,678)	—	$(15,864,756)	—	$(3,064,209)	—
Pretax loss times statutory tax rate	(11,929,000)	(34)%	(5,394,000)	(34)%	(1,042,000)	(34)%
Increases in taxes resulting from:
Change in valuation allowance	11,929,000	34%	5,394,000	34%	1,042,000	34%

Income tax benefit	$0	0%	0	0%	0	0%

        The Company's net operating loss carryforwards generated in 2005 and in prior years have generally been valued, net of valuation allowance, at Alternative Minimum Tax ("AMT") rates imposed by the Tax Reform Act of 1986. It is assumed that these deferred tax assets will be realized at such rates.

        At December 31, 2005, approximately $67,773,000 of percentage depletion (available for regular tax purposes) had not been utilized to offset book income and is available to carry forward to future accounting periods.

        The Company also has available for regular federal income tax purposes at December 31, 2005 estimated net operating loss ("NOL") carryforwards of approximately $51,287,000 which expire primarily in 2006 through 2026, if not previously utilized. Following the issuance of the Company's Common Stock in 2001, use of the Company's NOL will be severely limited on an annual and aggregate basis. For this reason, the NOL is not included as a deferred tax asset in the table above.

11. OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS

        Other long-term liabilities and deferred credits on the balance sheet consisted of:

	December 31
	2005	2004
Reserve for future restoration and reclamation costs (Asset Retirement Obligations), net of current portion of $1,061,491 in 2005, $1,200,327 in 2004 and $83,000 in 2003 (Note 1)	$2,533,787	$2,209,966
Long-term accounts and interest payable	—	—
Royalties payable	500,000	500,000
Deferred compensation	789,228	841,878

	$3,823,015	$3,551,844

        The following table shows the change in the balance of the restoration and reclamation liability (Asset Retirement Obligation) during the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31
	2005	2004
Reserve for future restoration and reclamation costs at January 1,	$3,410,293	$3,480,656
Additions	339,771	317,675
Changes in cash flow estimates	620,774	—
Costs incurred	(975,924)	(571,705)
Accretion expense	200,364	183,667

Reserve for future restoration and reclamation costs at December 31,	$3,595,278	$3,410,293

12. COMMITMENTS AND CONTINGENCIES

        The Company's mining operations are subject to federal and state regulations for the protection of the environment, including water quality. These laws are constantly changing and generally becoming more restrictive. The ongoing costs of complying with such regulations have not been significant to the Company's annual operating costs. Future mine closure and reclamation costs are provided for as each pound of uranium is produced on a unit-of-production basis. The Company reviews its reclamation obligations each year and determines the appropriate unit charge. The Company also evaluates the status of current environmental laws and their potential impact on their accrual for costs. The Company believes its operations are in compliance with current environmental regulations.

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that adverse decisions in any pending or threatened proceedings will have a material adverse effect on the Company's financial condition or results of operations.

13. RESTATEMENT OF FINANCIAL STATEMENTS

        The financial statements for the years ended December 31, 2004 and 2003 have been restated to give effect for fair value accounting of certain uranium sales contracts under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement and reporting purposes, and the financial statements have been restated as December 31, 2004 and 2003, to record these contracts at fair value.

        The impact of such restatement to the financial statements at December 31, 2004 are:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders Equity (Deficit)
Unrealized loss on derivatives, current portion	$—	$4,406,134
Total current liabilities	$2,036,522	$6,442,656
Unrealized loss on derivatives, net of current portion	$—	$11,439,976
Accumulated deficit	$(60,102,822)	$(75,948,932)
Total shareholders equity (deficit)	$553,414	$(15,292,696)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$13,111,772
Total cost of uranium sales	$1,814,272	$14,926,044
Loss from operations before corporate expenses	$(804,989)	$(13,916,761)
Loss from operations	$(2,811,416)	$(15,923,188)
Loss before accounting change	$(2,752,984)	$(15,864,756)
Net loss	$(2,752,984)	$(15,864,756)
Loss before accounting change per common share:
Basic and Fully Diluted	$(0.02)	$(0.14)
Net loss per common share:
Basic and Fully Diluted	$(0.02)	$(0.14)
Consolidated Statement of Shareholders Equity (Deficit)
Net loss	$(2,752,984)	$(15,864,756)
Accumulated deficit	$(60,102,822)	$(75,948,932)
Consolidated Statement of Cash Flows
Net loss	$(2,752,984)	$(15,864,756)
Unrealized loss on derivatives	$—	$13,111,772

        The impact of such restatement to the financial statements at December 31, 2003 are:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders Equity (Deficit)
Unrealized loss on derivatives, net of current portion	$—	$2,734,338
Accumulated deficit	$(57,349,838)	$(60,084,176)
Total shareholders equity (deficit)	$(4,065,792)	$(6,800,130)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$2,734,338
Total cost of uranium sales	$1,137,551	$3,871,889
Loss from operations before corporate expenses	$(1,137,551)	$(3,871,889)
Loss from operations	$(2,021,255)	$(4,755,593)
Loss before accounting change	$(1,776,941)	$(4,511,279)
Net loss	$(329,871)	$(3,064,209)
Loss before accounting change per common share:
Basic and Fully Diluted	$(0.02)	$(0.06)
Net loss per common share:
Basic and Fully Diluted	$(0.00)	$(0.04)
Consolidated Statement of Shareholders Equity (Deficit)
Accumulated deficit
Net loss	$(329,871)	$(3,064,209)
Accumulated deficit	$(57,349,838)	$(60,084,176)
Consolidated Statement of Cash Flows
Net loss	$(329,871)	$(3,064,209)
Unrealized loss on derivatives	$—	$2,734,338

14. SUBSEQUENT EVENTS

  Amendment to Uranium Sales Contracts

        In March 2006 we entered into a new contract with Itochu and a new contract with UG that supersede the existing contracts. Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays). The terms of such contracts are summarized below.

        The Itochu Contract.    Under the Itochu contract all production from the Vasquez property will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $6.50 per pound, with a floor for the spot price of $37 and a ceiling of $46.50. Other Texas production will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $7.50 per pound, with a floor for the spot price of $37 and a ceiling of $43. On non-Vasquez production the price paid will be increased by 30% of the difference between actual spot price and the $43 ceiling up to and including $50 per pound. If the spot price is over $50 per pound the price on all

Texas production will be increased by 50% of such excess. The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling. Itochu has the right to cancel any deliveries on six-month's notice.

        We have also entered into a letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico. See "Joint Venture for Churchrock Property." We anticipate entering into a definitive joint venture agreement with Itochu by July 1, 2006. If the Company fails to use good faith efforts to negotiate and enter into such definitive agreement, the foregoing terms will terminate and the original contract terms will be reinstated effective for all deliveries after the occurrence of such determination. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study, currently anticipated to occur around the end of 2006. If Itochu should terminate the venture at that time, we would no longer receive the additional price of 30% of the excess over $43 per pound outlined above. If we should terminate the venture at that time, the original contract terms will be reinstated from that time forward.

        The UG Contract.    Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price for the second month prior to the month of delivery less $6 per pound until (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold. After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%. In consideration of UG's agreement to restructure its previously existing contract, we have agreed to pay UG $12 million in cash, subject to our ability to raise the cash. We are actively seeking the required funding.

Joint Venture for Churchrock Property

        We have entered into a non-binding letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico, under which Itochu will fund all development costs currently estimated at $32 million, primarily through a debt facility that it will provide. Itochu and the Company will split the profits 50-50 and the Company will be the Managing Partner and receive a management fee. For revenues in excess of $30 per pound, the Company will receive additional payments under the joint venture. The Company estimates that the Churchrock property will yield about 12 million pounds of uranium. These terms are subject to the parties negotiating and signing a definitive agreement, and the parties are working towards the preparation and signing of the agreement by July 1, 2006. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study. Itochu is funding $675,000 for the cost of the study.

Impact of Amended Sales Contracts on Derivatives

        The Company's long-term uranium sales contracts prior to their amendment in March 2006 met the definition of derivative financial instruments for financial statement reporting purposes and are recorded on the balance sheet at December 31, 2005 at fair value. Changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the delivery obligations under the uranium sales contracts. Both of the amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and is does not obligate the Company to deliver any uranium in excess of its production.

        The Company is currently assessing the impact these amendments will have on its financial statements for 2006, including the impact on the recorded valuation of derivatives associated with the Company's existing sales contracts prior to their amendment.

Reverse Stock Split

        On March 29, 2006 the Company's Board of Directors declared a 1 for 4 reverse stock split for stockholders of record on April 10, 2006. The split was approved by stockholders at the 2005 Annual Meeting of Stockholders.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee
Legal fees and expense	*$80,000
Accounting fees and expenses	*$10,000
Other	*$7,500
Total	*$97,500

*
Estimated. None of such expenses will be paid by Selling Stockholders.

Item 14. Indemnification of Directors and Officers.

        Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

        The Bylaws of the Company provide for the broad indemnification by the directors and officers of the Company and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. The Company also has entered into indemnification contracts with its directors and officers.

        The Company maintains a policy of directors and officers liability insurance which reimburses the Company for expenses which it may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where the Company is unable to do so.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the above, the

Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

        In April 2003, we sold 1,093,750 shares of common stock at $0.16 per share (an aggregate of $175,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In October 2003 we sold 2,030,000 shares of common stock at $0.20 per share (an aggregate of $406,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In January and February 2004 we sold 875,000 and 812,500 shares of common stock respectively at $0.40 per share (an aggregate of $675,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In May 2004 we sold 9,829,251 shares of common stock at $0.60 per share (an aggregate of $5,897,550) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In October and December 2004, we sold 1,406,250 shares of common stock at $0.48 per share (an aggregate of $675,000) upon the exercise of certain warrants issued in 2000 in transactions not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In May 2005 we sold 833,333 shares of common stock at $1.80 per share (an aggregate of $1.5 million) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to certain accredited investors of which George R. Ireland, a director of the Company, is an affiliate.

        In August 2005 we sold 6 million shares of common stock at $2.00 per share (an aggregate of $12 million) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to certain accredited investors. The Company paid a fee of $336,000 in cash and 112,000 shares of Common stock to a placement agent in connection with the offering. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 400,000 shares in the offering.

        In April 2006 we sold 10,200,307 shares of common stock at $4.90 per share (an aggregate of $50.0 million) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to certain accredited investors. The Company paid a 6% fee (3% in cash and 3% in common stock) to a placement agent in connection with the offering. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 300,000 shares in the offering.

Item 16. Exhibits and Financial Statement Schedules.

        See page E-1 for a list of Exhibits filed with this Registration Statement.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   to file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this Registration Statement:

          (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii)   to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any additional or changed material information on the plan of distribution.

        (2)   that, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 14 above, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Pre-Effective Amendment #1 to the Registration Statement Form S-1 (File No. 333-133960) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of this 13th day of July, 2006.

URANIUM RESOURCES, INC.
By:	/s/ PAUL K. WILLMOTT Paul K. Willmott President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment #1 to the Registration Statement on Form S-1 (File No. 333-133960), has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ PAUL K. WILLMOTT Paul K. Willmott	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	July 13, 2006
/s/ THOMAS H. EHRLICH Thomas H. Ehrlich	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2006
/s/ LELAND O. ERDAHL Leland O. Erdahl	Director	July 13, 2006
/s/ GEORGE R. IRELAND George R. Ireland	Director	July 13, 2006
/s/ DAVID N. CLARK David N. Clark	Director	July 13, 2006

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Restated Certificate of Incorporation of the Company dated February 15, 2004 (filed with the Company's Registration Statement on Form SB-2 dated July 26, 2004, SEC File Number 333-117653).
3.1.1*	Certificate of Amendment of Restated Certificate of Incorporation of the Company (filed with the Company's 8-K dated April 11, 2006, SEC File Number 000-17171).
3.2*	Restated Bylaws of the Company (filed with the Company's Form 8-K on April 14, 2005).
4.1*
Common Stock Purchase Agreement dated February 28, 2001 between the Company and Purchasers of the Common Stock of the Company (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001, SEC File Number 000-17171).
5.1*	Opinion of Baker & Hostetler LLP, counsel to the Company.
10.1*	Amended and Restated Directors Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00349 on January 22, 1996).
10.2*	Amended and Restated Employee's Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00403 on January 24, 1996).
10.3*	Amended and Restated 1995 Stock Incentive Plan (filed with the Company's Form SB-2 Registration No. 333-117653 on July 26, 2004).
10.4*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and Leland O. Erdahl (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.5*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and George R. Ireland (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.7*
Summary of Supplemental Health Care Plan (filed with Amendment No. 1 to the Company's Form S-1 Registration Statement (File No. 33-32754) as filed with the Securities and Exchange Commission on February 20, 1990).
10.9*
License to Explore and Option to Purchase dated March 25, 1997 between Santa Fe Pacific Gold Corporation and Uranco, Inc. (filed with the Company's Annual Report on Form 10-K dated June 30, 1997, SEC File Number 000-17171).
10.12*	Compensation Agreement dated June 2, 1997 between the Company and Paul K. Willmott (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).
10.13*	Compensation Agreement dated June 2, 1997 between the Company and Richard A. Van Horn (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).
10.14*	Compensation Agreement dated June 2, 1997 between the Company and Thomas H. Ehrlich (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).

10.15*	Compensation Agreement dated June 2, 1997 between the Company and Mark S. Pelizza (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).
10.16*	Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K dated June 30, 1999, SEC File Number 000-17171).
10.16.1*	Amendment No. 1 to the Uranium Resources, Inc. Deferred Compensation Plan for 1999. (filed with the Company's Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000-17171).
10.17*	2000-2001 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004, SEC File Number 000-17171).
10.17.1*	Amendment No. 2 to the Uranium Resources, Inc. Deferred Compensation Plan for 2000-2001 (filed with the Company's Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000-17171).
10.22*	Uranium Resources, Inc. Deferred Compensation Plan for 2002 (filed with the Company's Quarterly Report on Form 10-QSB dated November 13, 2003, SEC File Number 000-17171).
10.23*	Uranium Resources, Inc. Deferred Compensation Plan for 2003 (filed with the Company's Quarterly Report on Form 10 QSB dated November 13, 2003, SEC File Number 000-171171).
10.24*	Uranium Resources, Inc. Deferred Compensation Plan for 2004 (filed with the Company's Quarterly Report on Form 10-QSB dated May 14, 2004, SEC File Number 000-17171).
10.24.1*
Amendment No. 2 to the Uranium Resources, Inc. Deferred Compensation Plan for 2002, Deferred Compensation Plan for 2003, Deferred Compensation Plan for 2004 (filed with the Company's Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000- 17171).
10.26*	2004 Directors Stock Option Plan dated June 2, 2004 (filed with the Company's Registration Statement on Form SB-2 dated July 26, 2004, SEC File Number 333-117653).
10.27*
Contract with UG U.S.A., Inc. for the Purchase of Natural Uranium Concentrates (U3O8) dated August 12, 2003 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.27.1*
Amendment No. 1 with UG U.S.A., Inc. dated August 30, 2004 to Exhibit 10.27 (filed with the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.27.2*
Amendment No. 2 with UG U.S.A., Inc. dated April 29, 2005 to Exhibit 10.27 (filed with the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.28*
Amended and Restated Uranium Supply Contract with Itochu Corporation dated June 7, 2005 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.31*
Note Purchase Agreement dated March 24, 2005 and promissory notes issued thereunder (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004, SEC File Number 000-17171).

10.32*	Uranium Supply Contract with UG U.S.A., Inc. dated April 29, 2005 (filed with the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.33*	Uranium Supply Contract with Itochu Corporation dated June 15, 2005 (filed with the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.34*	Stock Purchase Agreement by and between Uranium Resources, Inc. and accredited investors (filed with the Company's Current Report on Form 8-K dated August 12, 2005, SEC File Number 000-17171).
10.35*	Uranium Resources, Inc. 2004 Stock Incentive Plan (filed with the Company's Quarterly Report on Form 10-QSB/A dated November 18, 2005, SEC File Number 333-125106.(1)
10.36*
Feasibility Study Funding Agreement between Itochu Corporation, Uranium Resources, Inc. and Hydro Resources, Inc. effective March 29, 2006 (filed with the Company's Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000-17171).
10.37*
Amended and Restated Uranium Supply Contract between Itochu Corporation and Uranium Resources, Inc. effective March 1, 2006 (filed with the Company's Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000-17171).
10.38*
Agreement for the Sale of Uranium Concentrates between UG U.S.A., Inc. and Uranium Resources, Inc. dated March 31, 2006 (filed with the Company's Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000-17171).
10.39*
Stock Purchase Agreement, dated as of April 19, 2006, by and between Uranium Resources, Inc. and accredited investors (filed with the Company's Current Report on Form 8 K dated April 19, 2006, SEC File Number 000-17171).
14*	Uranium Resources, Inc. Code of Ethics for Senior Executives (filed with the Company's Annual Report on Form 10-KSB dated March 30, 2004, SEC File Number 000-17171).
23.1	Consent of Hein & Associates.
23.2	Consent of Richard A. Douglas.

*
Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934.

(1)
Certain provisions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.